2023 REPORT

Atakama

Dear investors,

This year has been a milestone for our company, marked by significant strides in new product development for our browser security offering. Our software development is progressing exceptionally well, and our collaboration with over 30 design partners has yielded crucial insights, shaping our product to meet crucial market needs. Additionally, we successfully raised additional capital, including contributions from returning investors, underscoring their continued faith in our vision and strategy. While our cost-reduction program achieved its objectives, it regrettably included layoffs, a decision we approached with heavy hearts. Amid these developments, our encryption product continues to lead the market, distinguished by its unmatched innovation.

We need your help!

Engaging our investors in actively promoting our brand, especially our latest product and its achievements in the market, can significantly boost our visibility and reputation. Sharing posts about cybersecurity, tagging our brand on platforms like LinkedIn, and sparking conversations about our innovations can attract attention. Additionally, leveraging personal networks to identify businesses with IT needs currently served by Managed Service Providers (MSPs) can open doors for us to introduce our product to these MSPs. This grassroots approach to marketing and networking can be instrumental in expanding our reach and impact in the cybersecurity domain.

Sincerely,

Daniel H. Gallancy

CEO and co-founder

Dimitri Nemirovsky

COO

Stephanie Weagle

CMO

Scott Glazer

Chief Revenue Officer

How did we do this year?

REPORT CARD

A-

☺ The Good	☹ The Bad
Our new product development got well underway	We undertook layoffs, which were important for expense reduction but nonetheless painful
We undertook a successful expense reduction program	Although new product development got underway, its pace is still slower than we'd like
We raised additional capital	Support requirements for our encryption product remained non-trivial

2023 At a Glance

January 1 to December 31


$$$$

$1,129,188 +56%
Revenue



-$6,468,926
Net Loss


IOU!

$0
Short Term Debt



$14,446,451
Raised in 2023



$5,841,200
Cash on Hand
As of 03/12/24

INCOME BALANCE NARRATIVE

● Revenues ● Profit



US$725,172
-US$5,661,697
US$1,129,188
-US$6,468,926
2022
2023

Net Margin: -573% Gross Margin: 0% Return on Assets: -86% Earnings per Share: -$0.35 Revenue per Employee: $49,095

Cash to Assets: 92% Revenue to Receivables: 1,023 Debt Ratio: 0%

2023_F.S.__Audit_Report.pdf

We ❤ Our 4,862 Investors

Thank You For Believing In Us

Achut Mashruwala
George Spencer
Philip McLaughlin
Hiram Wong
Raymond Marine
Robert Pelletier
Peggy Pope
Dominique Scaief
Lindsey V Heard
Kenneth McMullen
Derrik Oates
Christen Berman
El Services
Daniel Kowalzyk
Edward A Moulton
Beverly Monteiro
David K. Williams
Robert Lee Bartemus
Ruben Uy Carvajal
Morten Nielsen
James McCarthy
William Covert
Herman O. Ragg
Bryant Thurston Rowe
Paul Terry Hopkins
Dimitri Dauphin
Allison Kitchen
Richard G Azizkhan
Kenneth Michael Hunter
George Noonan
Tom Morse
Dennis Sterling
Daniel R Whipple
Richard Delgado
Jerry Schwach
Kristen Carteris
Lawrence C Gillick
Bolanle Ige
Muthu SANKARAN
James Heald
Janice Dupuy-Green
Jim Kitchen
John Sellers
Anthony DeGonda
Kathy K Clemo
Pattie Mercadante
Loni Kantor
R Michael Critchfield
Harrison Rhodes
Lucy Gu
Byron W Kellogg
Bernice R
Robert Buford Barker
Jamie Smith
Mike David
Todd Omohundro
David Macario
Jeremy Fticar
Sumith Jain
Dan Chin
Lawrence Navin
Marvin Arthur Franz Jr.
David KROPF
Gim Hawaii
Robert E. Zumwalt
Carlos Villarreal
Kirk McKay
Hans Felden

Tammy Frost
Aida Ruffy
Patricia Martin
Darrin Alex Brandt
Robert Weil
Robert Hill
Dushyant Patel
Patrick Fallon
Ronald Quinton
Donald Carlow
J. Manuel Elias
Mark Richardson
Toyin James
Wayne Bailey
IRA W. Cotton
Ernst Jean
Barbara Sommermeyer
Paul Foukas
Ken Lindsay
Russell Johnson
Thomas Spagnoli
Sergey Bogdan
Michael Burke
Susan Palmer
Michael Binder
Rajendra Padhye
Artan Kristo
Glenn Brandon
Peter Thibault
Chris Lange
Larry D. Singleton
Joel Schroeder
Mike Miller
Rich Ceremuga
Joseph Frendling
Tim Novak
Thomas Price
Steven Evitt
Michael A.Mingolelli
Ronald J. STEPHENSON
Joann Woods
Howard Wickham
Elias Yabrudy
Jim Bornheimer
Rita Smalling
Solomon MANYAHLE
Lolan M. Pullen
Jeremy Hagan
Stephen Thompson
Susan M Webster
German Q Cruz
Timothy Serrott
Steven J Schwager
Patrick Glover
Adrian Newman
Marc Hurst
Inna Bosh
Phillip Allred
Richard Leonhardt
Alan Thielke
Scott Scheeringa
Charles Sanchez
Jenny Mae Greeno
Leonard Kurland
Johannes Luijten
Thomas Neal Pringle, Jr
Tovi Rotem
David C Pendleton

Randy R Osborn
Alejandro Quezada
Paul H Kikendall
Angel Torres
Ferne Byer
Mark Davis
Sharon Healy
Raymond G Kammerer
Greg Machacek
John Daniel Heffner
Mariesa M. Domby
Julius Matthew Garner
Larry Deep
Steven Harris
Mark Marchand
Marc McGehan
Brian H McShane
Romeo Ladringan
Gary Dean Nelson
David Scafani
Darrell Brown
Don Baraka
Eileen Perez
Kurt W Fiebiger
Warren Maurer
Matt Ostrander
Donna Brion
Lynda Turco
Charles Lindsay
Edward Dietze
Marcia Lewin
David Majkowski
Michael Haffey
Thomas Gutowski
Thomas Steven Shea
Lee M Fong
Garin Barth
Johnny Sanchez
Holly A Agliolo
Jim Turner
Basudev Adhikari
Bruce Paul Miebs
Dennis URBANSKI
Rajendraprasad Akula
Alfredo Massa
Gary Smith
Zeke Rabkin
Joe Pagnucco
Gilberto Rodriguez
Jose B De La Rosa, MD
Jim Jaramillo
Adi Ophir
Samik Mukherjee
Frank Santos
Anibal Valenzuela
Francis Mc Alarnen
Robert Snow
James J Washburn
Meir Weinstein
Henry J Gonzalez
Ronald Clough Jr
Mary T Townsend
Al Whitehead
Erik Aronesty
Mark S. Odom
Elizabeth Hull
Michael Allan Carmody
Vernon Samuelson

Nicholas Ayling
Robert Lee
Harold Reynolds
Carla Alexander
Wendell Duncan
Timothy Adam Kammerer
S. Gregory Uehling
Bruce Atkinson
Marvin Yoder
Ralph Thomas Cannizzaro
Charles W.James
Timothy Lee
Gina Damiano
Mariesa Domby
Roger Stevens
Dasharathram Reddy Nalabolu
Donald Klos
Dana Bell
Franklin Jimenez
Richard A. Haas
Allen Strohmeier
Deborah PHILLIPS
Mark BARRS
J Thomas King Jr.
Libby Levin
N.Diann Eshleman
Larry Klingensmith
Ronald Ringsmuth
Mike Schneider
Roger Evans
Conrad Masterson Jr.
Rudolf Capek
Jeff Schantz
Paul Zemlin
Katherine Ann O'malley Price
Richard Hill
Pat Cheshire
Chris Davis
Jerry Willams
Todd LYNUM
Tony L Ehnes
Albert Thiele
Roger Stahlman
John Travis
Jim Ishimaru
Ernest C. Grant
Theo Crawley
Karen Rutz
Douglas Berloni
Harris Freed
Tin Tran
Heather Marka Brandt
Roger Allan Paul
James Trauth
David Alan Brys
Shibi Peter John
Craig LaDow
Moses Irubor
Glenn EVANS
William E BEEN
William Greene
David Trapp
Phyllis Stoll
William P Jewel
Virginia Bertilson
Errol Hillier
Choy Wing Kwong
Robert Hoff

Carole Ryan
Thomas L. Culver III
Larry Egger
Kenneth Landon
Joel S Wojtanowicz
Christopher Johnston
Emmett Jay Jones
Fredric R Berman
Tim Royal
Mark Glunk
Richard Midgett
Noel Anthony Wheaton
Opray Joe
George P. Hlavac
John M Ryan
John Ferguson Jr
Terence Ryman
Vickie Mitchell
Kenneth Greenwood
Gene Soloway
Daniel Bruce Beeler
Christine Nolan
Brent Allan Moore
Margaret Brown
Glenn Howard
Thomas Punnamattathil
James W Hamilton
Gebi Tufaa
Cecil Riggs
Whole Witt
Cynthia Crooks
Daniel Sean Wohlgenant
James A Ferguson
Shawn Russell Agnew
Frank LaChapelle
Max Eaton
Raymond Lucas
Dave Ekedal
Joan E Kysar
John M. Lovejoy
Rosanna Shelton
William Clark
Rudolf Harst
Roger Brown
Dianne Yarnell
Benny M Koontz
Gerald B Becker
Guy Bacco
Craig Timmons
Patrick Walker
Anthony Hania
Claire LaRosa
Federico Donis-Rodriguez
Helen Schmidt Sutton
Mark Leonard
Dale Hopkins
Stefan Sande
Carolyn J Williams
Eric C. Wright
Shawn Ryan
Jose GUEVARA
Shanda W. C. Hill
Ralph Staunton
Dennis O'Connor
Bob Oppermann
Douglas J Hobbs
Susan Bubnar
Duane Lewis

Darrin Bivens
Bryant D Elrod
Kenneth Stewart, D.O.
Donald Millet
Victor M Becerra
Maria Morales
Ralph G. Brodie
Robert Weber
Jens Hansen
Ronald Richmond
Douglas E Michel
Kevin Ryan
Anita Docena
Gail Beauchamp
Mark Adams
Jasmin Dabney
Sean Stobart
Alice Louise Denton
Alex Harvey Kaufman
Thomas Plummer
James I Armbruster II
William Steed
Ken Gibleski@gmail.com
David C Brief
Michael Pawlowski
Gerald Nannen
Michael Coleman
Roy Blake
Pamela Jo Wallace
Shelby Pruett
Ricarchito MANERA
Alfred T. Fraser
Peter Martin
John L Dye
Venture Capital Holdings
Karen Price
John Scott Seaman
Kenneth Nelson
Justin Pullman
Renee Miller
Phyllis Apone
John Ibechem
Jared Jenson
Robert Dalfonso
Grace Almeida
Jeffrey Rubin
Kevin Auman
Michael K. Menegay
Andrew John Sherman
Richard W. McMahon
Desmond Hill
Earl J Harris
Craig Klomparens
Gerald Arter
Marci White
Stephen Zajac
Juha Hermanni Pihlaja
Roy Smith
Gus Henry Comiskey Jr
Henry Woyton
Timothy Benjamin
Thomas Cronin
Dana Baptiste
Geoffrey Harris
Carole Johnson
Christin Morey
Donald Corbin
David Christianson

Michael Honsinger
Tim Hundley
Gerald LaCombe
Hank Philcox
Wayne Scheiern
Rodney Williams
Dennis Stockert
William Raher
Joseph Villa
Dave White
Ronald ten Hove
Kathy Link
Robert Jordan
Ora Weiss
Ben Maitland-Lewis
Tevita Moce
Andre Harrell
Rena K Breeding
Andre Willey
Mathew Matamales
Adimchi Onyenadum
Cody Heisinger
Gary and Leila Nelson
Inamulhaque Saboor
Mark JACOBSON
Clifton Confident
John Hall
Jasiel Moreno
Rushi Ukani
David R Gray
David Huber
Oscar Long
Pat Callahan
Kim Anh Tran
Eric W. Harding
Keith Creighton
David Borsack
Raymond Kessler
B Dillion
Joseph Wilkins
Ting Fong Chen
Nicole Raidy
Paul Tate
Penny Sager Rossi
Mitch Burson
Dan L
Troy Pierantoni
Leyla A
Thomas Bonn
Jeremy Castillo Vargas
Joe Peterson
Jay Snell
Louis Gambucci
Jay Linne
Douglas Scales
Stephen Fuges
William Pena
Larry B Sebert
Allana Pratt
Linda WISE
Derek Smith
Dennis Keithly
Don Tijerina
Jeffrey Marsell
Michael Piccinino
Jeffrey Gallagher
Ivan Roque
Fred Coleman
James Reasoner
Kenneth Kew
Bill Burris
Kent Keith
Chris Ikeda-Nash
Debbie Green
Swati Sharma Atal
Jay Wilson
Christine Tuller
Quantum Investment Group, LLC
James Shekhdar
Badal Haider
Michael Taylor
Jean Marc Halbout
Age Posthuma
Kandi Clark
Viewpoint Consulting
Amir Pirbadian
Marilyn A Moore
Stephen Gorshow
John Robert Long
Beverly Mitchell
IRA De Rijke
Michael Fisher
Paul C. Belden
James S Bonnet Jr.
Larry Daniel Thaxton
James R Crews
Art House
John Sturman
Sterling B Thomas
Gary Morgan
Mark A MAULDIN
John Martin
Edward Smith
David Chin
Cornelius Linneball
Donald Hayes
Brendan Forney
Aashish Ahuja
John R Pollard
Rich Langsford
Thomas M Lynn
Waleed ali Salman
Christopher John Gregory
Elie Chamoun
Anita L Koch
Anne Koehler
Michael Evans
William Rodney Armbruster
David Jaramillo
Matthew Rostermundt
Brian Hitchcock
Sheryl Ann Brown
Melody Long
Allan L Eyre
Nicola Bacon
H L Jennings Jr
Mary Elizabeth Lo-Uy
James Caldwell
Lonnie Woodley
Curt Strait

Daniel Dalessandro
Robert Gordon
Robert Park
Willard Towner
Martha Saul Edwards
Dahlia Bennett
Jenna Lee
Dan Schulze
Walt Sowden
Gregory Denton
Aime Anthony Real
Andree Maranda Elgarrahy
Fernando Jose Ysern Borras
David Mc Kay Ashton
Marbella Madrid
Rachel Baygboe Heermann
Nathan Eslinger
Johnny F Monrose
Konstantinos Chatzopoulos
Benjamin James Kupka
Allen J Gebert
Kathleana Morris
Chad Clark, MD
Rudolph Klanseck
Kevin Kwok
Robin Garrett
Maxime Bissonnette
Oskar Bobrecki
Bruce Hauer
Diana Crick
Alyosha Petrosyan
Alexandra Lasovska
Dain L Miller
Steve Merlo
Robert Vanderwall
James Friesen
Kurt Hochsprung
Christopher Anna
Joseph Fernandes
John Mayeno
Cecil Kelley
Nizar Ghanjani
Jim Schafer
Bob Moser
James Immekus
John P. Schneider
Robert Byrnes
Jim Mitchell
Terry R. Hallauer
Dan Gould
Pedro Munoz
Jarrod Lippi
Donna Hewes
Philip Shadwell
Todd Musar
David Prentice
Michael Williams
Farzad Rezvanianzadeh
Nikhil Malpekar
Brian Sullivan
Nathan Guedalia
Amine El Amrani
Jonathon Followwell
Edward Orcutt
Ning Li
James Martin
Steven Chiccehitto
Stephen Eldridge
Dongsoo Kim
Tim Orroi
Sorin Potra
John McKeagney
Vince Wertz
Mark Gregorio
Alan Hencken
Chris O'Brien
Nicholas Edwards
Heather Gaillard
Joanne Tang
Michael Rizzo
Wilfrid Jean-francois
Gerry Wevodau
Emmanuel Kwame Torgbe
Bret Winblad
Vimal Bhakta
Minoru Inoshita
Pete McNeish
Pauline Serice
David Ryan
Austin McElhaney
Ron Adkisson
Antranig Balian
John Kepka
Anthony Mastroianni
Chaitanya Narayan
Paul Beischer
Matt Frank
Harvey R Turner III
Dennis Leong
Ted Etheredge
Peter Rasmussen
William Sweatt
R Alan McNaughton
Marc C Lawrence
Ernest J Carson Jr
Pamela Redondo
Mark Palmer
Robert Riedl
Sankar Muthukrishnan
A. R. Johar
Hellen Mbithi
Mohd Shukri Hasan
J Ann Ellingson
William S. Dodge
Michael Schaller
Matthew Schaffer
Jim Riggs
Kenneth Schrader
Richard Drewelow
Steven Johnston
Fred Wilkinson
Terry Cook
Michelle Cherry Ann Mc Leod-...
Robert P Lobban
Cher Xiong
William Jarviss
Alexander Chan
Ana Brun
Jeff Francisco
Paul Essinger

Jason Varner
Ian Short
Paul Deck
Jason Oconnell
Richard J Zemann
Carl Litschke
Le Roy Malouf
Ab Koelewijn
John G BREESE
David Schlichtemeier
Kathleen Steen Kershaw
Raymond Francis
Joseph Peoples
Micah B Howze
Jared LaRock
Dirk Street
Francis Martinez
Kathleen Noble
Brian Ososky
Debora Monaghan
Du Boys De Riocour Anne
Eric S. Seigel
Philipp Von Gottberg
Kurt Esbenson
Judi Souza
John R Moebius
Zilvinas Elvikis
Dominic Lane
Eileen LeMay
Mark Nishi
Mark Bennett
Andreas Razboršek
Finlay Drake
Kennedy Thibou
David Haynie
Ronald Hildner
Miguel A Olmos
Matthew Chavez
Robert Chambers
Baku Patel
Marcus Cammilleri
Brett Christina
Kevin Morse
Dana Whitefield Didde
Sevafor Swami LLC
Chris Boyd
Cdmla Homes LLC
Steven Hein
Otto Gibson Gebauer
Daniel Flowers
William Lorenz
Soua Xiong
Kdizzle Swizzle
Ali Shama
Rewdad Kuirq
Randeep Atwal
Cliff Fisher
Robert Matthiessen
Debbie Scarlata
William Bates
Michael Kozel
Theresa Weik
Bernard SJohnson
Yi Cheng Meng
Greg Meyer
Brian Pierson
Roy Duane Dodd ,jr
Therese Daniels
Bronson Peh
Ji Kim
Redrock Tandem
Tommy Best
Rafael Aybar
James Feldkamp
Anne C Canfield
Samuel Wein
Stephen Wereb
Ashley T
Raj-Sachin Bhakta
Steve Niskanen
Hillard Harrison
Neil Young
Clay Finck
Derek L
The Solution People
Randy Umana
Dennis J Rosen
Richard L. RHODES
Donald Wagner
Sonia Rodriguez-Disla
Steven Pettypiece
Markus Vitulli
Bina C Souri
Mazen Kherallah
Paul G Adams
Nancy B Winter
Kenneth E. Hunter
David W Goetz
Birgit KROME
David Larry Payne
Meihua Shen
Jordi Agud Ruiz
Shashi RANJAN
Riffat Azad
Ching Tai Chen
Dennis Clark
Patrick Mitchell
Edward Luci
Joe B Graham
Floyd Nevseta
Kevin Tsai
Arsalan Ali
John Restaino
Stephen C Gilardi
Tracey Connolly
Justin Simpson
Kenneth Wehar
Roger Stuart
Kim Nelson
Lorenzo Cividino
Andrew Durette
Bo Muno
Floyd Thomas
Anna Petrovich
Karen Speed
Bernard Erickson
Diane S Meiners
Ricardo Rodriguez
Anthony Kotlarczyk
Jeff McClurg

Stuart Gower
Robert Colapinto
James E Mullen
Bindu George
Antonio C Sanchez
Austin Stanton
John Abbott
James C Castro
Jeffrey Dean Metz
Abbas Chothia
Vernon Gary Knott
Flavio Domnick Fernandes
Karen Clasby
David Pedersen
Frederick Ferguson
Chacko Kurian
Jangus C. Cooper
Kenneth Udell
Hans Martin Dudenhausen
Nahiem Hood
Jordan Wahbeh
Tramayne Chapman
Donald J Wright Jr
Pasala Ravichandran
Per Olof Valdemar Persson
Saugat Ghimire
Trevor Grauman
Frank Stewart
Brenda Smelser-Shriver
Julia Meiner
Craig Crebar
Robby NelsonTelfer
George Kay
Tim Burns
Bastian Meyenburg
Al Smith
Lisa Hatamoto
Tobias Berens
Shoba Viswanath
Clifton Confident
Janice Favorite
David Sanches
James D Hoffman
M. James Clark
Michael Buschman
Ernest M Volaric
Richard Suss
John Barnes
Nick Rokke
John Pruss
Louisa Rivers Robb
Kenny Nguyen
James Wilson
Venudhar Hajari
Mr. Steven Marks
Raymond A Walton Jr
Peter Wong
Iwona Poplawska
Tyler Lo
Joe Deardoff
Herbert Crook
Michael Kelleher
Brion Johnson
Josh Cefkin
Kristin McMillen
Catie Long
Roy Dawson
Shai Livne
Pamela Boyd
Linda McIntosh
Karla De Castro
Mario Menendez
Per Otto Kiesler
John Powers
Kenneth Lauber
Fawaz Alshalan
Kelvin Cox
Steve Covington
Chris Harbin
Roderick Herron
Conny Johansson
John Fitzpatrick
Thoraya Zedan
Andrew Onikepe
Michael Deaner
Duane L LITTLE
Dimitrios KEVORK
Ahmet Sacit Saydam
Shirram Mogallapalli
Larry Chizek
Donald Dean Thompson
Kevin Mahan
John LEHRMAN
Robert L. McConnell
Marianne Goffe
Alan Sowls
Tim Gross
Michael Armetta
Kelly Molinari
Richard Francis Durgan
Clifford Butler
Dale Orris
Theodore Snyder
Mark Chin
Dkj Investments Inc
Anastas Y Binici
Corey Kownacki
Bennie L Hagans JR
Douglas Frank Prawitt
Gerald A. Hahn
Kent Smith
John Thomas Conneally
Robert P Magno
Howard Schuff
Angelo Loscalzo
James Vail
Eric Steele
Martin Weisberg
Kevin Hermann
Rajendra Patel
Stephen Dillon
Samuel Timothy Wiford II
Robert Gonnella
Julie Vasile
Daniel Low
Ringo Lanzetti
Ellen Coon
Bita Luhrassebi
Rosemary Napoli
Michael Jandovitz

CJ Reardon
Pierina Masatto
Michael Heneghan
Fred Hunter
Daniel Hoesch
Marshall Hornstein
Shue Yearn Hwang
Charles Young
George Spalding
Steven A Cabezud
Thomas Wells
Terry Penney
Mike David
Roberta Becker
Jamal Bogany
Peter J. Nassos
Arturo Mirasol
Kapeesh Bhaghavathula
Frank McWilliams
Ryan Flanders
Ara Zohrabian
Jehu E Peets
Timothy Alden COOL
Sheila Henriques
Theodoros Zorbas
Todd Corry
Marquis Van De Mark
Eileen Mckee
Kathy Meech
Vincent Weitoish
James R. Pickett
Zac Carey
David Smith
Yunus Emre Duygulu
Greg Boczon
Holly Friedson
Shayla Williams
Priti Mishra
Setty Duddu
Hope R Fuller
Bhopal Sajwan
Marco Ruby
Darrell Smith
Bob Bruning
Remo Palombi
Kathy Stromer
Gordon Erlebacher
James Devens
Laekemariam Belay
Bob Mckissack
John Walton
Bill Wagner
Doug Schrof
Doug Bybee
Linhong Sun
Azmath Mohammed
Hilary Ross
Miguel Munevar
Kishan Patel
Greg Anthony Linnell
Tommy J Parrish
Donald Mok
Ida Miller
Bradley Mitchel
Samuel Koehler
J LA
Barry Michaels
Larry Martini
Michael Oubre
Mike Rincon
Jennifer Bouchard
John Nunnery
Jonathan Cohen
Jo Ann Tobias
Scott Stilkey
Reginald Eugene ROUZARD
Hector Luis Otero
Sam Jesse
Heather A Boe
Lars Carver
Josefine Liftig
Aaron Day
Michael Bessell
Tysen Lutz
James D Gatewood
James Bibza
John H Weatherford
Esteban A. Garza
Robert Moore
Michael Waterman
Nicolas Psycharis
Robert Kyle Barnett
Brian Smith
Carl Mcknight
William Dallas
Robert J Theisen
Eldon L. Janssen
Richard North
Larry Rose
Madelyn Domena
Kerry Zacher
Woo Kwok Fu
Christopher W. Meyer
Linda Goucher
Steve Bentler
Louis A Stack
James Dobbs
Edward Boyle
Martin Ernst
Michael Wingren
Paul A. Kalcic
Devin Crandell
Lee Krueger
David Brezina
Samir Khokhal
George Lapour
Dave Watson
Russell Forga
Michael Mcculley
Delbert L. Myers
Curt Smith
Debbie Bowman
Christopher Thayer
Hanea El-hizawi
Amber Toussaint
Fawwaz Al Khodari
Michael Durs
Emilie Costikyan
Amanda Molina
Elliot Freier

Michael J Long
Leonard Bedoian
Francis Urso
Thomas Dunbar
Rui Rodrigues
Lisa Breitweiser
Dennis Latchum
Thomas Zimmer
Jennifer Jane Gempler
Scott Deppe
Peder Jensen
Ivon D. Rohrer, Jr.
Carl Flinkstrom
Geoff Graham
Devan Bruce Greene
Richard Myers
Stan Michael Kramarz
Martin D.
Don Meeks
Neryk Davydov
Jeremy Michaelson
Rajeev Verma
David Paris
Hatem Rowaihy
John Schuld
Krzysztof Kasperowicz
Frank Gallina
Abbass Sekhavat
Alan Kinzy
Selvon Nanan, MD
Joanem Michel
Robert Kajiru
Kevin King
Tom Wyatt
Thiru R.Srinivasan
Tweed Welsh
Sharon Williams
Victor Quintana
Héctor Casillas
Catherine Allen
Haresh Patel
Kazem Sadati
Emma Howell
Danielle Weiss
Kevin Klein
Fabiola Arancibia
Donny Mainardi
Mohammed Oufattole
Zachary Anderson
Harry Marshall
Bret Headrick
Robert Prigge
Rahul Ratnaparkhe
Richard Lee
Rajeev Devulapally
Steven Mempa
Jeffery Bunton
Wesley Garrity
David STURMER
Jamielynn De Leon
Juan Aragon
Remy Sohan
Robert Feuer
Gi Gi Targa
Allerd Smith
Ronald M Harris
Anthony Buono
Jonathan Nord
Eral Sutton
Eric Williamson
Ying Cole
M*A*L*L*I*K M
Colleen Hay
Dale Broadus
Jim Specht
Roman Prager
Jason Adams
Virendra Kumar Sahu
Ed Strasbourger
Steve Peklenk
Joel Janney
Al Croke
Saverio Santelli
Ryan Young
Feruz Kurbanov
Craig Ladow
Virginie Dangiades
Rainer Filthaut
Chad Shelley
James Mays
Zong Tzeng
James Harris
Steven Hintzsche
David Myres
Steven P Martin
Pat Evans
Rob Fender
Alan McReynolds
Hung Tran
Larry D Flickinger
Mack Kimbrough
Kevin B Wong
Barbara Hannover
Bill Turner
George Richard Tatalovich
Merle Parks
Steven Burns
David Van Gorp
Jeffrey Miller
Giles Walger
Kevin J Winstead
Suzanne Holland
Pyang Hmung
Wanda K Fondren
Ben A Baze
Charles Alexander
Suresh Shrawagi
Chris Dimond
David S. Stubbs
Dawn Marie Vincent
Joseph Veys
Don E Reynolds
Jeanne Ormiston
Alice Li
Chirag Patel
Raymond Grimes
Vicki Mooney
Andrew Seacat
Reed K Freeman
Frank Don

Dee San
Salim Sajan
Lance Williams
Nicholas Hill
John P Gallion
Givon SANATI
Rosemary Wilkerson
John Berger
Charles Ragland
Carl Welti
Robin D YOUNG
Gilbert Casares
Barry Moinester
Jorge O Mazzaferro
Pradip Patel
G T
Manjeet Brar
Stacey Bogart
Leslie Brock
Wingrove T Jarvis MD
Sai Renukunta
Mark Baczek
Barbara Noris
Maringan Hutabarat
Greg S. Rich
Baikuntha Kafle
Mohmmad Al-Habshi
Johan Maurice-Jean
Brian Kelly
Michael Erickson
Barry Forester
Wayne Kress
Joseph Marino
Craig Fowler
Jerry V. Smith
John Anthony Taddie
Fahed Abousaid
Tina Barresi
Thomas Scheele
Scott R McBroom
Melvin H Chiogioji
Paul Kuchukian
James Cunningham
Susan Devere
Ralph Mastrangelo
Charles John Setcavage
Patrick Hurst
Richard J Lessner
Mirja Bauer
Patrick Poon
George C. Holdren, Jr.
Ben F Mancuso
Scott Fridrich
John Cowart
Guillermo Licona
Jim Lilly
HANK REG
Stephen John Gray
Hushmand Sohaili
Ritanch Hans
Ba Minh Ha
Shain Hrusovsky
Deceno Dacumos
Kirk D Thomas
Gabriel Paravisini
Patrick Toler
P Kay Griffin
Dewitt Uptagrafft
Michael Klassy
Michael Hart
Linda Song
Brian Keaton
Jocelyn Buhay
Timothy Scott Hamby
Brenda Lee Bollinger
Carlos Choucino
John McMenamin
Niels Bantilan
Robert Randolph
Rick Talt
John P Beaty JR
Sean McCaffery
Nelson Lee Eichelberger
John Ahmet
William Gormly
Matt Ford
Steve Winter
Doug Chauncey
Bryan N Grisak
Beverly S Burke
William B Carnes
Anna Winters
Jason Hadley
Eric Siegrist
Suman Bandreddy
Mark Doyle
Lital Koropitzer
Barb Hittner
Gurukiran Samaga
Shelley Taylor
Joseph Lesk
Tom Baran
George Ragusa
Matthew Amerman
Edward Esteron
Travis Edward Chapman
Nathan Byrd
William Earl Hedges
Chad Phillips
Edward Eurey
Martha Romero Perez
William C Wiedel Jr
Steven Luebbe
Toby Tait
Michael S Kenniston
Pat Bullinger
David Johnston
Jose Luis Patino
Todd Christensen
Adam J. Duhl
Mark Stutler
Nnamdi Ifediora
Kevin Stascavage
Mark D Primm
Kalpesh Biyani
Matt Paradise
William Hanlon
Walter Fumich
Gabriel M Blumenstock

Michael Collins
Michael J Crawford
Thomas Kenaya
Barry M. Adkins
Shelley Dankers
Benjiman Read
Donald B. Harris
Mrs. Valeria Gail Collier-Vick
Stacy Hak
Bonnie Larson
Scott Zimmerman
Mario Riquer
Karen Rutz
John Ainsworth
Van Douglas Crawford
Brooke Bulkley
Frederick J. Streb
Julie REHFELDT
Stephen Anthony Montgomery
Fletcher Cole
Neil Waterman
Charles E Martin Jr
Marie Ramirez
Jacqueline Holt
Richard M. Swink Sr
Zig Mandelbaum
Mitchell Day
Camilla Narciso Santa Paula
Nithin James
Alkis Alexiadis
Michael E Chastain
Darin Gilson
Sundeep Singh Ahuja
Charles Banholzer
Ann Glover
Ella Usov
Arthur Scialla
Larry Jones
John Jorgensen
Timothy Kuo
Robert Chappell
Andrew DeVoss
Douglas Reiter
Hector Murillo
Jerrold E Hyams
Elaine Mexicano
Jeffrey Henson
Mark Edward ROCHESTER
Prekimi Tawari
Jan Lowrey
Vincent Petryk
Arnold West
Venkatesh Sandilya
Hanson Hoang
Francesco Moscarelli
Diane Knudsen
David Larson
Mike McReynolds
Ellen Paulette Zazzara
David May
Roosevelt Legeon
David Coughlan
Lizbeth Moira Kenny
Scott Zalucha
Peter Margaris
Michael Rasmussen
Ronald J Slaughter
Ryan Nakaima
Robert Freeman
Marlow Olson
Christopher Allen Post
Brett Palmer
Michael S Bansek
Dianne Vass
Chandhana Nagineni
James K Stewart
Edward Stolyar
Jeffrey Scott Morgan
Donald W Kearby
Christine Lynn
Steve Nersasian
Anthony Ing
Mark Benson
Maureen Farrell
Walter Siemian MD
Jay F Donchez
James Winbigler
Kirk Samler
Ruben Alvarado
Shirley Griffith
Paul Rudolph
Robert Diez
Vamsi Gaddipati
Buryl Alfieri
Georg Wæraas
Kong Ly
Jere Ruff
David Smith
Ron Walker
Rose Watt
Bruce Lattyak
Gordon F. Greenman
Marc Wilder
Kevin G Desharnais
John Notter
Travon Robinson
Michael Aquilino
Jimmy C. Ford
George Pardue
Bobbie Joe Ellis
Abdul Nizam
Jose Luis Soligo
Paul Steven Braham
Robert Edwards
Daniel F Wright
David W Barnhill Jr.
Christine Lenick
Henry Omelchenko
Michael Boespflug
Liang Jyh Chang
Edward A Johnson
Richard J. Kirian
Christina Higgins
Martin Phillips
Thomas Mensing
Allister M Boustred
Michael Hollaway
Scot Schlader
Sourabh Dhawan

Ogbonnaya Agwu
Brian Bennett
Eliz Montague
Daniel Wijaya
Ronald C Rollins
Jeffrey Gosin
Gary L Ramler
Mary Phillippe
Andrew Hryniewicz
Hon Keung Lau
John EDWARDS
Mary Jo Jernberg
Walter M Greineder
Sandra Biros
Gordon Elmer Schroeder
Warren Paez
By Horne LLC
Glenn P Wallis
Ralph Antes
Steve Harper
Tenzin Chemey
Scott Nickel
Carl H. Dahl, Jr.
Danny Lindley
Jack Ward Elliot
Kiomars Kianipour
Luis Eduardo Perez
Jim Ball
John Dayton Montgomery
Alan Butterworth
Colton Caffey
Brian Eidsvold
Jeffrey M DAY
Elizabeth Weinberg
John Jansto
Richard Bornheimer
James Walpole
Daniel Eisenberg
Adam Romandi
Dominic C Cefali
John Edgar Turrentine
Randall Perry Richards
Timothy Pfister
Frank Robert Finch
Michael J. Middlemiss
Craig Bell
Junior Jeffrey
John Gibson
Luigi Brasacchio
Jose Reynoso
Robert A Sylvester JR
Emile Fernandes
Sukhwinder Mann
Steve Dalbey
Ann W Goldberg
Anita Wade
Mike Howson
Daniel French
Ethan So
David Gillespie
Richard Mason
Stephen Gaughan
Hewetson Superfund
Ronald Svoboda
Clay Sebourn
Michael Charles White
Simon Chen
Parimelazhagan B
Alan Kulick
Roland N Kindell
Melanie Kusmik
Harlton Lee Hemphill
David Michael Keiser
G Terry Nevas
Jae Chang
Pamela Marie White
Robert Pica
Max Jones
Perry Witherspoon
Nyamekye Laird
Diane Culbertson
Timothy Moore
William Billerbeck
Keith Dawson
Neal Handly
Trisha Boudreaux
Michael Leighton
Rick Baker
Eli Harris
Doc Woods
Jonathan Thornton
Charles J. Merrill
Leigh Bryan Knight
David Goodine
Berend Jan Schonewille
Karl J Cerny
Marty Ocava
Edward John Doyle
Neal Genge
Robert Alan Strong
Daniel J Hunt
Marion Dale Gruhlkey
James Herbert Morrill
Rick Boggs
Michael Beaudin
Kenneth P Taylor
Daniel DeCastro
Margaret Wise
Pat Noack
Roger Ades
Alexander Vigh
Susan Elaine Frey
Anthony Arellano-Kruse
Richard D Stedman
Maryelise S Moran
Hallett Breidenbach
Robert C Iversen
William Kinner
Mark Gosnell
Steven Voice
Jared D Underwood
Gay Williams
Roger Rice
Greg Smith
Lipsa Sarangi
Timothy Mills
Victor Funk
Dale C Travis
Amro Almradi

Danielle Romandi
Layne Allen Polzin
Jonathan Lubar
Jerry Rittenhouse
Jeffrey Casamento
Lillian Noon
Marshall Hewitt
Jimmy Goh
James M Cooper
Glen McFarlane
Pamela Orr
Edward M Fox
Gilbert Melin
Chris Hasty
Steve Sloate
Aaron Ayotte
Glenn Shane
Dana Beaupre
Adrienne Millett
Sam Park
William PENN
Jim Howes
M. R. Nelson
Kade Johnson
Harold A Dusyk
Paul Warner
Jo Ann Sweet
Jingmei Zhang
John Garlington
Oscar Dominguez
Michael Stuart
Daniel Bretz
Michael Vincent McCabe
Prathap Jonnadula
Stephen August Schulte
Brent Larson
Karm Norris
Lydia Ruth Christiansen
Keith Akins
Scott Maddox
Alan Archibald
Melody Stone
Kent Mundon
Jacob Cohen
Joseph D Henning
Colin Clemitson
Robert Schupper
Tautvilas Kairys
Chris Aiken
Edwin A Ruiz
Brandon Zawal
Lisa Kelley
Yogesh Mahale
Hratch Kalaidjian
Gary David Kosbab
Bruce Bass
Noel Word
Tammie J Anderson
Darryl Roundtree
Wyndell Black
Kishore Anjaneyulu
Teresa Oakes
Dena Levenson
Elizabeth Introini
Delton Alderman
Jeff Young
Dave Batts
Mary Jo Katerberg
George C Wayne
Bruce Kleinert
John OConnor
Randal Anderson
Jewelean Sample
Eula Evone Roberts
David DeRose
Freddie Commander
Carol CROTHERS
Alain G Antinori
Kent Alan Tucker
Edgar Barajas
William C OCONNOR
William G Scheerer
Paul Burrows
Cody A Metz
Marinus Jellema
Joseph Bocardo
Ashwin DAMODARAN
Chris Ringsred
Kevin Prickel
Nathan Kurtin
Barb Thomas
Gregory Wilmoth
Rajesh R
Jerry Yon
Chong Kim Cheong
David Jones
William Howell
Stephen Chamberlain
Shepard Greene
Greg LeBaron
Tyler Allison Huffman
Peter H. Lipke
Mahesh Kumar
Michael Sanders
Andral Faris
Sue Smeckert Yamamoto
Claudia Blumenstock
William Bogart
Keith Mccarty
David G Sayler
Jeff HILLIS
Kevin Hawkins
Robert J. Kruse
Aaron Betts
D. James Barton
Stephen Casey McGinnis
George Arai
Hannelore I. Sparks
Paul Caruolo
Amit Nahar
Anthony Verkruyse
Arthur A. ATKINSON
Thomas T. Hrusovsky
Brad Nord
Robbie Sondreal
Dale Russell
Richard B Daugherty Jr
David Johnson
Michael W. Seuell

Krzysztof Szmidt
Richard Walko
Ronald E. Allred
Timothy Crissman
Philip Pfeifer
Joe Odell
Gopala Krishnan
Derek TIMME
Peter Lee
Connie Harvey
David Wong
Steven Wels
Janelle Lau
Ken Brown
Chris Hines
Walter W Carey
Sheryl Bailey
Douglas Henger
Terence McNamara
Grant Thomas
Jeffrey Judd
Tomoko Nakajima
John Sise
Thomas Bertrand
Dale Case
Faye Cannady
Mitko Bojcev
Cameron Johnson
David Floyd Suter
Chris Standerwick
Gowtam Chandra Salgar
Franco Listorti
Hrafn Arnórsson
Gregory Presnal
Marc Eiseman
Ruben SANCHEZ
Wade Anderson
Jarret Glassbrook
Stephen Francis
Terrence L Back
Brian Chapman
Kyle and Bessie Cline
Kyle Pace
Dawn Chilson
David McCormick
Curtis P Norris
Sullyvan Tang
Thomas Romandi
Antonella Mesuraca
Lien Lam Hoang
Neldon Watson
Chris Jarman
Ian Hall
David George
Martin Porter
Gale A. Smith
Paul L. Hammann
Thomas & Gloria Havens...
Lyndon Hepler
Tracy Price
Khoa Tran
Michael Schkitt
John McClure
Lewis Crain
Joel Fagin
William Arnold
Ivana Papalia
Evelyn Haggard
Sanjay Pinnock
Mukund P GODBOLE
Paul E Finke
David Moyer
Ravi Pradhan
Angela L. Delfraisse
Robert Hausman
Marcos Germano
Ross Miller
Deborah A Czodli
Anthony A. O'Connor
Joe Blauvelt
Daphne Ann Rogers
Jack B KIRBY JR
Joyce M CHANEY
Robert Owen
Roger Hughes
Sarah Palmer
Fengyi Shen
Steven Walter Cohen
Brad Williams
Jared Heisler
Harvey Volin
Peter Mcquaid
Todd Meyer
Frederick Voegeli
Brian Mraz
Jerry R Peterson
Krupa Roy
Jeffrey Cornwell
Donald Reynolds
Corneel Van Oppre
Bryce Harrison
James Porowski
Bart Hadfield
Matthew E Bell
Andree Armand
James Caylor
Pankaj Bhatt
Wayne Gouvion
Wang Ma
Ariel Koropitzer
Blaine Olsen
Aaron Knop
David Lincoln
Richard Froom
Antonio Lopez
Miguel Jakymec
Ravikiran P Lad
Douglas Mauro
Mary L Strauss
Gail Hough
Humbert And Magalie Emmanuel
Michael Pustelniak
Dave Riordan
Thomas Smid
Paul Jarczyk
Prospero AGUDO
Charles W. Sullivan, JR.
Alireza Alemi
Roland R Tindle

Kathryn Gray
Cheryl Renee Triplett
Carl M Sternberg
Thomas Cusick
Cesar Crespo Ortiz
Eric Middlemist
Beverly Stone
Evan Reinstein
Wallace Bankhead
Scott Johnston
Leslie Ugel
Luwanna B Haynes
Frederic Ramsey
Thomas Beauduy
Louise Littlefield
Todd YAMANAKA
Scott Wihlen
Robert Prazer
David Blocher
Robert Winslow
Robert C Leimgruber C...
Joseph P Martins
Rosalind Fogg
Richard S Mackin Jr
Mary Carlin
Brett Brandes
Steve Patrick Oubre
Donald Bergman
Mike Meyer
Paul Dawson
James P Gagliardi
Maciej Rumprecht
Keith Albright
Stewart H Jaehnig
Ken Robertson
Mark Galen McGilvray
Nalini Sridharan
Eva Blanpied
John W. Brendemuehl
Guenther Schmid
River Jangda
Lynford Schrock
Matthew Spellman
Robert G Frykberg
Dana Pardee
Brent King
Robert A Gardner
Jeff LHuillier
James Cunningham
Toby Kinerk
Thomas Palagano
Gregg Newhuis
Bilal A Chaudhry
Chris Perriello
Harika Kandru
Duane Lehman
Jason Pessman
Jean Denis Hatt
Shelby Thuruthumalil
Jim Duke
Hassan Ali
Lien Truong
Bryan Littlejohn
Shawn Cook
Samuel Hollander
Cosmin Mitran
Eric Stentzel
Graeme Mills
Paul Lit
Mohanee Kawalsingh
Joy Alleyne
Mark RHODES
Jeff O. HUGHES
John F Van Der Molen
Robert Martin Sutherland
Amy Wittner
Jeffery K Ward
Michael Miller
Eric M Robeson
Robert Albert Otto
Joseph Andrews
Errol W Russell
Alan Grimes
Myron Isakson
Ward Westfall
Susan Lee Titus
Rodney Lon Norville
David Roelker
Maritess Esguerra
Mark Doty
Satish Uppathil
Bradley C Weichman
Duane E Robert
Rik Katz
Jan Peter Ohms
Don Boyer
Isaac Hemsani
Michael T. Fox
Mark Watkins
Robert Shade
Virginia Goiffon
Lyle Awai
Won Joon Lee
Gordian Boteilho
Richard F Avignon III
Jason Eppler
Uk Peng Lian
David Nash
Yin Ingrid Fang
Chris Dunne
David Steele
Harold Warner
Shai Uzan
Tim Payne
Christopher Mohler
Charles J Stege
William Black
George Shashaty
Henry Eldon Heilesen
Ronald Otto Vennekotter
Timothy Teel
Allen Kossover
Ronald A Smith
Lawrence Lucey
Michael Broudy
Larry Strother
Erich Otting
Samer Fasheh
Amit P Singh

John Paul Grayburn
Michael G Richardson
Darrell Keith Robinson
Michael Pierce
Susan K Pearson
Michael Peters
Thomas Robinson
Terry Thain
Nermina Banjac
Brian M Lewis
Greg Gawlik
Stephen Shoup
Kevin Campbell
Matthew D'Amico
Nhan Nguyen
Thanh Vuong
David E Esch
Lynn Phelps
Sarah Gruhlkey
Raymond Albert Kessler
Norman W Papen
Suhail Kharouba
Elizabeth McCann
Deborah Fields
William Klassy
Kailash Narayan
Isaac Keith Kershner
Jonathan Bergquist
Gregory Radke
Martin Hoolu Bento
Adam Villa
Patricia Steurer
Dean Howarter
Jerald Wilks
H. Howell Taylor, Jr.
Beth A Hoffman
Tahlia Sadati
Leslie Harper
Richard Kaapuni
Mark T Chen
Richard Hendrick
Mark Fowler
Mark Reinsch
Mark Mizel
Theodore Goodman
Jacek Chwierut
Mark Pederson
Bruce Bruce
Joe Lesch
Jitendra Kumar Gupta
Frank Huang
Ken Church
George Yim
Nian Yang
Ellen Jansyn
Richard McDermott
Dean Trautmann
Shaun Hilton
Tony Puckett
Mark Coburn
Robert James Young
Pat CONKLING
Robert E Wagner
Carlton Ray Linder
Dave Anderson
Glenroy Wilson
Richard Muhlenbruch
Steffen Weber
Louis Espinoza
Eugene A Rodden
Mark Robert Shapland
Vince Green
Alan Gribbin
Arthur L. Cameron
James Kelly
Jed E Jones
Robert Goossens
David Milton Lloyd
Liberato Martucci
Chetna Amin
Brian Fischer
Karl K. Dittmer, Jr
Garridy McEwen
Jeff John Jones
Ben Fitch
William Flowers II
Andrea Hartman
Ketan Patel
Elizabeth Kolessar
Anthony Riccobono
Donald Donchak
William Baran-Mickle
Edward HUANG
Joseph ODonohue
Brian Spilker
Kip Cothran
John Holmes
Will Payne
Daniel Arkoff
Michael J Boileau
John Signaigo
Amir Mohammadipour
Michael Stenzler
Michael A Bissell
Eric Skorski
Michael Leo Doucet
Carol H Chandler
Mike Jansen
Jim Kreisman
Joseph Richie
John Gary Grossman
Christopher Porter
Vicki Campbell
Eugene Olexa
Steven Stewart
Pamela Watson
John Adams
James Walton Lipscomb III
David Witwer
Leonce Shania Tang
John TURLEY
Manuel Michael VERGIS
Ryan Laffey
William B Knight
Erol Uke
Peggy Black
Thomas INDOCCIO
Jalpendrakumar Patel
Stephen Kline
Todd Shipman
Vandana Dev
Gary Carr
Randall Lee Womack
Vincent Falabella
Ting Wu
Jared Lard
Garry Michalek
Joe Koepfle
James Keaty
Eric William Trygstad
Edward Young
Craig E. Johnson
Mary The Wu
Susan Jaco
Todd Mclemore
Aaron Hintzsche
Thomas N Wisnewski
Sagar Shah
Gary Berson
Gary F Ginner
Christoffer Knudsen
Ting Shen
Kathleen Andrus
Sandi Oneal Williams
Jennifer Brosenitsch
Scott Hare
Bart Butell
Karl Gansler
Jasmine Indra
Ruben Kambham
Marsha Modery
Corey Albritton
Bibhu Mahapatra
Donald McLean
Brenda Joyce Plamondon
Thomas J JEFFRIES
Zulfikarali H Lalani
John Van Belle
James L Thurmond Jr
Adam Cafege
Joshua Smith
James P Moffitt
Juan Antonio Perez
Robert Groleau
Kenneth Fortner
Shelle Crow
William Singer
Jeff Wheeler
Larry James Prokop
Tim Fliehr
Jared Melvin
Gad Daniely
Karl Roland Fezer
Gregory Taylor
James P Gruver
Sylvia Lunsford
James Mikus
Lance Smith
Arunaprasad Devalapalli
Mike Neibaur
Luke Minney
Brian D Castro
Michael Applebaum
David Hoover
Christopher Mabee
Robert Parker
Jared Michael Miller
Kim Rajala Blood
Michael Stoltz
Ian Wade
Shirlee Liu
Amit Agrawal
Robert Hudson
Robert Pena
Zachary Myers
Ali Sabzali
Vinny McAvoy
Guillaume Pinguet
Marcus Glenn Murphy
Mark PULLEN
Michael Sulcer
Eemeli Erkkilae
Jeremy Blake Winn
Timothy A Kautzman
Robert M Turrou
Terry Wick
Jesus Pinedo
Hermann Weber
Roger Henn
Doug Knoepke
Everton Lisle
Dale Michael Case
David Chen
John Fernandes
Tom Messina
Kulinder S Gill
Carolyn McNierney
Cynthia BROOKS
John Roeland
Dionysios Psyhogios
James Beno
Thomas Schomaker
Tim Burgess
Malihe Amirsoleimani
Andrew M Smith
Darrell Face
Sagee Zohar
Allan Shores
David Costal
Ricky D HENDERSON
James Lubell
David J Zoeller
Terry ALLMAN
Charles Cole
Dennis Forward
Dennis DeLoach
Yossef Levy
Heath DeYoung
Douglas Englund
Sonia Reid
Kaj Fjelstad
William Lacoursiere
Xuong T Nguyen
Elizabeth C. Venegas
Stuart Orr
John Porter
David Hancock
Thomas Joseph Lutmer
Candis Mixon
Jeffrey S Waddell Jr
Guoxu Feng
Tomaž Jeršič
Mary Sandlin
Terry Cox-Motley
Robert Garrison
Fitz Henry
Kellye Pape
Kevin Laird
Anna Plewa
Norberto Crisostomo
Daniel L. Goodwin
Rajesh PATEL
Nathan G Bertagnole
Darshan Patel
Guoxin Wu
Preston Godbold
John Sanchelli
David McCord
Rodney Lee
William Bennett
Richard Girtain
Margaret Owens
Karen M Triplett
Jeffrey L. Dennis
Michael Graham
Thomas Charles Resser
Daryl Van Keulen
Mark R.Wayble
Klay Kubena
Danny L Hardwick
Jean Michel Massias
Joseph Hwang
Robin M. Brekken
Kwok Ching Dennis Kwong
Emory M. Bare
Jason Jennings
Bao Pham
Todd Schmidt
Patricia MacRoberts
Sudhir Rahul Buchigari
Barry Simmons
Austin Ramzy
Robert Mobarak
Douglas De Hart Jr.
Alan Tilson
Stephen Long
Kevin Steedley
Eric Jackson
Peter Arnold
Visal Vann
Bill Koulouvaris
Willie Williams
Emilee Fullenkamp
Kathleen Jones
Rick St. Pierre
Taiwo Afuye
Alan D Johnson
Paul Avery
Brian Pool
Daniel Puck
Stephen C Thurlow
Russell Lamb
Eric Hoyle
Stephen Daas
Dennis Mark McIntyre
Josh Myers
Waleed Hassouna
Lynn M Lockhart
Darrell Davis
Jon William Scheidker
Joseph Aronesty
Robert Butler
Farhad Mah Khatam
Carlos Valverde
Michael D Robertson
Ann L Johnson
Stephen Maloney
Gary F WALLACE
Dawn Roccaro-Walters
Margaret D Schmidt
Don Martin
Stuart Patton
Vikram Sangani
Sue C. Smith
Mark Carlson
Tolar Atkinson
Mary Fries
Charles Lander
Kenny Miller
Diane Devens
John Fattes
William Fulton
Antal Kemives
Gentry Lynn Fugate
Gordon Saito
Allen Klein
Yoshiko Payne
Kenneth Heiler
Connie W Robertson
Joshua Richard Holland
Luciano Munita Barbosa
Daniel Swalla
LeRoy Sherman
Carol Hill
Umapathi Madiraju
K IRA N Kumar SEELAM
Susan Blackburn
Richard Graham
Michael B GARDNER
Hailey Brookshire
Patrick Karnes
John Metz
Linda Towns
Ron Jonas
Joseph Felix Lueckenotte
Tim Leong
Hong Liu
Chad Eardley
Troy Wheelwright
Derek Pardee
John Zuvic
Ronald Freund
Michael Katterjohn
David A Kelly
Brian Geraci
Charles Yocom
Andre Nel
Michael Graham Daugherty
Linda Steeves
Pravin Singh
Anderson Rodrigues
Laurel Martin
E Dial
Harsha Nalabolu
Jennine Brogan
Avraham Yusupov
Leonard Metildi
Reaburn "Burnie" Lenau
Kenneth Smith
Joe Withrow
Gregory F Carter
John Perkins
Nathaniel Wayland Wallace
Dharmesh Rana
Clara Lee
Min Liang
Steve COOKSEY
Todd Jensen
Robert McDonald
Ellen Winchester
Melanie J Reis
Christine Harrill
Kevin Schuller
William P. Sirotnak
Brian Schuelke
Jennifer Lou
Helen G Murray
Michael Mullaney
Christine A Nawrocki
Michael Cannia
Patricia E Paulus
Dana Preston
Steve Melanson
Andrew Byer
Dennis Kuchirka
Oscar Lamarche
Mark Thomas
Anastasia Kitaev
Peter Hoffman
Margaret Gauthier
Vivian Ong
Richard M DENICOLA
Tammy Saphir
Walter T Moore
Jay Byrne
Ron Manabat
Philip Rassi
Colin Toyo
Penny Mavrakis
Vercy Jones
Lev Gershevich
Lyle Harrison
Joseph L DiMaggio
Tyler Reed Bagwell
Russell Motchkavitz
James La Borde Jr.J
Ralph Saile
Abiola Arogbo
Steven Cross
Curtis Lindsey
Bob Batman
Marshall Wilson
Tin Trung Truong
Laura Bonnet
Len Price
Terry Glendy
Richard L Brotherton
John Zanolla
Steve Hollar
Nancy Chadwick
Keith A Johnson
Michael P. Belmonte
Ricardo Henriquez
Roy Mutsikwi
Daniel Moon
Nicholas Bauman
David Dumais
Doris WATT
Carolyn Byerly
David Finot
Jared Ottley
Kim Blankenship
Randy Dunn
James C Young
Stephen Duffy
Roger Jette
Rajendrakumar Patel
Jonathan Chambers
Donald Killgo
Dallas Fortino
Paul Otto
Andrew J Dunn
Carla Plant
John Boyle
Walter Bartholomew
Shirley Tang
Marc Doolittle
Brian White
Octavian Lekas
Cassandra Joan Kachulis
Chris Strahm
Brian Coe
Michael Sieler
Lisa Belisle
Mohit Jindal
Adam Clarke
William Taylor
Michael Trocino
Mike McConnell
Michael Mortazie
Mike Haynes
Eric Kim
Kenneth J Scary
Steven R NOLAN
Kirk Kemmish
Cynthia CUELLO-COOK
Stephen Jette
Kathrine Blank
Ruth B. Burke
James M. Nowack
Edwin White
Clare Johnson
Leslie P Pettet
George Kassabov
George Hayeck
Julien Decaix
Santosh Palmurkar
Chandran Baker
David A Swartout
Gary Katelansky
Joseph H Bieker
Jose Barro
Jones Anita
Samir Patel
John Cox
Frank MADDOX
Andrew Lewis
Aswini Kumar Giri
David L Wilams
James Austen
Mark J Merriman
Steven Ramp
James Mentgen
Wesley Jarmusch
Gene MILLS
Joseph Duval
Bhavesh Patel
Sandra Christine Thompson
Richard Wohlberg
Eric Walker
Edward James Parker
Jeff Parker
Debbie Throop
Adam Williams
John MILAUSKAS
Jason Santiago
George Allen TAYLOR
Ricardo Figueiras
David Cook
Bartholomew Okonta
Adam Hart
Randolph Shaw
Jerry Warshaw
Randall C Jencks
Lynn Dickinson
John R Lang
Robin Hughes
Michael J Flower
Mitchell Patrick Moore
Cary Stover
Russell Martz
Michael Owen Faricy
Christopher Marino
Derek Zhang
Ronald Jay R. Yu
Kris Cyr
Susan Novy
Daniel McKenna
Jung Kim
Martha Reubert
Thomas E Romandi
Danniel Johnson
Suzanne Knebes
Joseph Gayda
Calvin Yang
Mark Nordstrom
Richard Mursch
Steven J Ballard
Charles McNeil
Stephen Grant Kohler
Norbert Kemmer
Irene Gacad
Kurt Baumgarten
David R Devereaux
Thomas D Ramsfield
Robert Minall
Jason Cimei
Pat Sager
Jay Donald Sullivan
Jack L Funamura
Jeffrey W. Gardiner
Rob Mabary
Robert Nelson
Marcus Kuhnert
Phanindra K Hebbani Gururajachar
Cheryle Campbell
Marshall Richard Bird
Anthony Van
Lacie McCormack
James Buzzanell
M F Long
Cameron Steele
Philip Bosco
Steve Faltys
Vikash Gupta
Zahra Sadati
Bruce WEINSTEIN
Traceyann Graham
Christen Pierce
Kristopher M Fabian
Patti Weaver
Jerome Orlans
James Owens
Stephen Michael Worthen
Nan Jiang
Curtis Jaeger
Deborah Chesna
Scott Steele
Steven Austin
Richard L. Davis
Candace Dott
Jeffrey Eckhouse
Matthew Kuiper
John Baprawski
Charles Parnell
Michael Edwin Schwinn
Anthony Morana
Ruben Roebert
Ivan Robert Tilbury
Brian Miller
Thuy Nguyen
David Dashefsky
Jane Guriel
Rob Kelch
Alicia Michelle Haley
Salvatore Leone
Steven Warner
Austin Gallant
Randall C Berriochoa
Anthony Farello
Alice Magill
Kristie Dodge
Jeffrey Stein
Cameron Lander
Jatinkumar B PATEL
Rich Bartolozzi
Dennis DesLauriers
Rajesh Deshpande
Saifee Dalal
Alireza Mohammadipour
Roy B. Larson
Randall A Foltz
Kenneth Hunt
Stephen Allen
Mark Carty
Sidney Brumbach
Lynn Morse
Uma Aggarwal
Dwight Bacon
Brian Dougherty
James Michael Bantley
Gregory R Gonzalez
Owen Meyers
Michael Rosenfeld
Emily Marshall
Tiffany Westfall
Melissa Warrington
James Bohn
Shawn Olsen
Michael Enomoto
Karl Burgin
Keith L. Williams
Robert Rickett
Rouslan Semenov
Hugh Tucker
Nathan Coulter
Taylor Family Living Trust
Jeff Cahill
Dale Cassidy
Scott Fricker
Dale Donat
Aiko Hanyu
Michael Mooney
Gary Simcic
Sabrina L. Carter
Joel Fishman
David Greenwell
Lance Truong
David Dillon
Fred Maxwell
Joyce Martin
Ted Mitchell
Rebecca Fine
Stephen Hanger
Carl HERMANSEN
Raimund C Hoenes
Kathy L. P. Cook
Steven R Holekamp
Ping Zhu
Charles Hale
David Soda
Andrea Georgopoulos
Al Fuller
Shuki Chan
Scott Shapiro
Michael Sherry
Synthya Getz
David Ijac
Jared Friesen
C. Vernon Humble
Bill Regehr
James Hakansson
John Sirvent
Robert A. Pastorius
Brian Ellis
David Bourassa
Fredrick William Kaiser
Francisco P Espina Jr
Gregery Brown
John Andersen
Robert Eric Anderson
Yuriy Paramonov
Gary Andrews
Mehdi K Soltani
David Farr Brady
Cantrell Harris
Kurt Bantilan
Rebecca Keating
Bruce V Sorenson
Andrew Benard
Rene Colocho
Albert Rawle Michelson
Hugh Adkins
James Vinturella
Patrick Campbell
Darius Guzevicius
Paul Walker
Bruce Ryon
Steven Michael Auden
Thomas Horch
Denman L Cloudt Jr
Babu L Bikkani
Nancy St. Yves
Ross Akio Kazama
Martin Peltz
Reed Sugg
Eric Todd McClanahan
Stephen Walter
David Short
Glen E Sayler
Jeff Fray
Steve Wolterstorff
Kenny Simmons
Michael Kelly
Daniel Ptaszynski
Margaret A. Hudson
Hamid Rezaie
Ricardo Tello
Michael J Conway
Mitchell H Kugle
John Nicholson
Lisa J Hanna
Janet Tallerico
Raghav Kashi
James Brent
Jodi Buckett Van Wormer
Daniel Fernandez
Julie Ann Heathcott
Dorothea F Mazzocco
Terry A Burlette
Jean Michel Abi-Aoun
Kenneth W Helms
Adrian Oldham
Ellen Brooks

Karen Eckel
David L Thies
Lawrence Mitchell Cole
George Petrossian
Cory Thomas Strobel
Julius Torelli
Brenda Recker
Chris Stratakis
Frank Pantaleo
Gregory Neiman
Bernard Darre
Rajesh Kamat
Oladipupo Lashore
Michael Alshuk
Blake Cowan
Jeffrey Long
Liran Koropitzer
Stephen Rudge
Shawn Martin
Lewis Pizzulli Jr
Brad Schriber
Craig Hayward
David Cherry
Rece Carpenter
Andy Hiroshi Suzuki
Conrad Maynes
Richard R De Poppe
Brian Ciriaco
Racquel Cua
John LaForte
Stuart Russell
Troy Eugene Wilcox
Jonathan A Akridge
Walter H. Deyhle
John Hannah
Charles Schoolcraft
Don Cornwell
Iver D Larson
Roger A McEvers
Kevin Kudrna
Arie Genger
Charles J Wytiaz
Tim Tudyk
Robert Kocak
Jay Jolly
Cristian Irimescu
Ramachandra Padavala
Alessio Difranco
Gregory F Piepel
William Earl Roseveare II
Rebecca Marchant
Akshay Patravali
Stephen Silverstein
Richard Runkles
Brian Donovan
Danette Otto
Joshua Brown
Brian Piekarski
Ferrell Kent Watson
Charles S Raper
Angelika Hauk
Karrie Evans
Bob Iversen
Matt Scott
Daniel Sanclemente
Michael Loveridge
Anita Barry McCormick
Edward Bennett
Donna Shomen
Bernie Masing
David Gonser
Rita Weil
Cleophus McIntosh
Evan Armstrong
Robert Lester Buckner
Gilbert Jimenez Valverde
Hans Sanford
Cleophus Delano McIntosh
Carl Mark Fletcher
Lakshmi Narayana Kalavala
Donald Sanborn Gleason Jr
Ernest M Sweigart
Oscar Melendez
Wylie Au
Deborah Grauman
Donald J. Benson
Veronica Shaughnessy
Elizabeth Blank
Mary C. Dang
Robert Abercrombie
Ryan Dodson
Christian Gundin
Stephen DeRose
Keith A Lucke
Mahesh Viswanathan
Clint Randolph
Daniel Zimmerman
Raman Sachidanand
Scot Hagenburger
Olga Barnett
Dina Dillon
Brett S. Johnson
Jeffrey George Marshall
Richard H Miller Jr
Li Ann Wong
Shanmukha Lakshmi Anil Kumar...
Marcus Newby
Thomas J Cuccia
Olumide AJIBAWO
James M. Wylie
Gary Cowley
Isabelle F Miller
Dana Majeski
Robert Wagnon
David Wood
Kevin Wells
Allan Rothblum
Raja Kandru
Kerry Welt
Jack C Ngai
Stacey Ann White
James Storti
Severin Maitre
Peter W. Apel
Gonzalo Garcia
Aaron Chesna
Linda Champion
Andrew Diamond
Brendan Loughran
Erik Gohman
Meleah Eckhardt
Gary Stavin
Bronson Foust
Gunther Kanner
Sylvain Mack
Kenneth Goldmann
John Woodman
Yoo Suh
Pritesh Parbhoo
Aleksejs Celarskis
Van E. Meyer
Diane Francis
Robert A Lawrence
Muhammad ISLAM
Burl Ruffin
Nathaniel Carr
James E Hart
Benjamin B. Tiongson
Ramzi Shaer
Kamlesh Patel
Kevin Gallagher
David Namoff
David Lenk
Troy Geringer
John Durham
Lawrence Downing
Jeffrey Peterson
Douglas Edward Stanley
Cathy Rogers
John Maurice Milan
Robert Kren
Kimberly Lionberger
Michael Medina
David Brydon
Grant Rick
Julius Tabang
Jennifer Hatton
Reginald Edwards
Nagi Sathi
Kevin H. Doan
Laurie A Keit
Thomas R Mally
Marilyn Crowther
Arthur Meunier
Ralph Lynn Pauls
Sarah Christine Wilmer
Daniel G Firth
Tommy Jankovich
Daniel Lowrance
Robert Phillip DUDLEY
Zilvinas Padelevicius
William Samuelson
Laura Church
Mark S And Debra L Robards
Kenneth Widzins
Rick Bergman
Karon Marie Nichols
Brian F Rowe
Rebecca Frangopoulos
Greg Yasuda
Michael C GIBBS
George DeVine
Patrick O'Sullivan
Nathaniel Reed
Ted Brenner
David Swanson
Naresh Patel
Hiren Desai
Daniel Vierra
William P. Huenefeld
Anthony Cheng
Anna Kim
Tim Yantis
Dan Maria Cui
John Ouellette
Michael FLAX
Perry Seonbuchner
Vernon Blackwell
Richard Lerro
Baktash Azizi
Terry Olson
Brianna Patman
Jeffrey William Blakely
Eric Greenberg
Raymond P. Mayer
Rc Iversen
Mark Azzopardi
Joseph Moss
David OWEN
Lynn Henrichs
Alberto Lescano
Larry J Smith
Shannon McAbee
Gabriel Giron
Shabhareesh Komirishetty
Ifejika Animalu
Phillip Kayser
Mark Stephens
Mark Theodore Janulis
Randy Baker
Nolan M. Shaver
Andy Echols
Miguel M BALDOVINOS
Scott Zimmerman
Riteshkumar Patel
John M Szudzik
Darin Myers
James G Campbell
Wesley Chew
Jeff Perkins
Michelle Brown
Paul Szklarz
Mark Pippin
Daniel Ertel
Carolyn Chamberlain
Michael Beauchemin
Supratim Dutta
George Rossi
Timothy Bury
Kevin Myers
Anibal Campos
Tania Ng
Adrian Bonanno
Jeffrey Skalaban
Kristen Harder
Nikki Pardee
Michael Filios
Ronald Leonard Kraft
Ken Land
Yi Cheng Meng
Blake Storey
Randall Figueroa
Raj Girish
Sondra P Spicker
Marc Kaban
Joseph W Jolly
Gregory J Knight
Ron Hadwiger
Bennett Darnell
Joseph Gundling
Thomas G. Bayer
Xiaoqi Chen
Richard Reed McGrew
J Dustin Mower
Richard N Chanda
Robert A. Swanson
Michael Kennedy
Chris DeHaan
Timothy Laugh
Vasilisa Salamatovs
Keith Dixon
Thomas Miller
Rebecca Seaton
Tim Hurlbut
Krzysztof Kowal
Dean Bruce Fickes
Bartholomew Murphy
Steve Gilbert
Robin Hutchinson
Rickard Smith
Kevin Mackey
Christian Rodriguez
Virgil O Smith
Arthur Harrison
Wayne T. Matsuura
Robert W Kufert
Eric Scribben
Peter F Hofbauer
Barry Maylor
Fred Lewis
James Savage
Joseph Fodera
Sal Varano
Kent Powell
Christine Souza Kalista
Kenneth De Looze
Nicole Silver
Adam M Johnson
Kyle Phillips
Andrae Hamilton
Willet F. Whitmore III
Timothy Charles Darius
Andrew Levy
Howard Braunstein
Eric R Heffelfinger
Levi Lee
Scott Zajicek
Phil Weinstein
Richard Sain Kunter
Leavitt Thurlow
Richard Sconsoni
Arun Patel
Alka Singh
Jon Mattson
James Baral
Leonard Camara
Chaitanya Sagiraju
Marie Austin
Larry Randall
Carter Hehr
Andrew Brosenitsch
Bryan Comer
Ralph Young
Alexandru Gospodinov
Greg Spevak
Jonathan Barrows
Anastasio Perez
Felix Markman
Harold Matsunaga
Cash Godbold
Troy Morris
Enrique Gallart
Mark S Bradley
Marlin Voss
Scott Opp
Ankit KEDIA
Ryan Christopher Jones
Craig Alan Mason
Juan G. Callao
Louis Rivera
Michael Goldsmith
Juliet Daniel
Daniel Olewski
Kenneth Brian Kelly
Harris Greene
Sterling Barrow
John Bierwaczonek
Rodney Bartels
Cura Leman SARL
Alexander FATTES
Susan Birney
Curtis Odell
Floyd Mullen
James Mcclernon
Paul Pisek
Terry McMunn
Richard Fay
Wallace Johnson
Brian Gilbert
Greg Blair
Harry Tielmann
Marty Boros
Christopher Etter
David C. Brown
Thomas Corsiglia
Robert Pole
Gerard J Dundon
Todd W Gillis
Robert Page
Gary A Rhodes
J. Todd Clouse
Dustin Keith Vodopich
Lillian Soudani
Stephen R Canning
Jeffrey W Croomd
Bernt Grahn
Laancaa Tufaa
Atulkumar T Roy
Scott Theiring
David Semon
Gary Kelley
Hao Doan Trieu
James S Atkins Jr
Gary R Jackiewicz
Brian Nettles
Alex Barnett
Dianne Marks
Jaime Bouroncle Garcia
Karin Faber
Troy Smith
Limuel Hunter Jr
Robert McLeod
Joseph Lee King
William R Dodgen
Greg Jagiello
Ashley Saint
Yasin Karimbhai
Robert Hernandez Jr
Erman Algaier
Philip Nyberg
Dave Stutzman
Peter Kawamura
Geetha Pratap
Georg Berg
Gregory Stephen Asseff
Harry W Payne
David Kaufman
Joshua Latham
Douglas Penington
David Martino
Caleb Farnworth
Rich Horvath
Chiheb Boussema
Lyndall Hess
Steven Kyle Neaville
William Jeffrey Scott
Girish Kumar
Ronald DUCHENE
Timothy Michael Carey
Richard G Damko
Meghan Worley
Thomas Pumilia
Gary V Swain
Eric Saemann
David Jary Hasler
Bruce Bosarge
Vilaskumar Jadav
Tom Y Liang
Patrick McMahon
Christine Kelly
James Webster
Bruce Kaplan
Bharat Kumar Raju...
Ted Nemmers
Michael Luebbe
Linlin Zhang
Meng L
Ken Kunkel
Ernesto Bernal
Howard Walfish
Terence Jones
Marilyn Wilkinson
Jonathan Swainger
Jody Belmonte Schlabach
Hal Schrock
Raymond And Catherine Garea
Joel Perlin
Diane Coppock
Helga Das
Judy L Hunt
Ken Piekarski
Sidney Sanderson
Vidyadhar Nettimi
Robert McLeod
Linda Day Pilar-Cooke
Jay Scrivner
Randy Morgan
Robert North
Thomas Leister
Craig Eastham
James F Watkins
Roger Kalinowski
Daryl Wein
Nickolas Terry
Joseph C Butler
James King
Dennis O'Brien
Robert Jackson
Richard Churchill
Solomon TSEGAY
Mark Grohman
Lester Gonzalez
Mason Stewart
Sheldon Derstine
Michael Davies
Lance Goldberg
Alfred Benton Bledsoe, Jr.
Rita Y Norquist
Gina Tay
Robert Roelfson
Brian Roberts
John L Hinton
Jason Boney
John Castagnini
Richard W Moe
James Richard Rough
Kevin Albrecht
Paul Gund
Robert Reeter
Elliot Rees-Davies
Jo Ann Dwyer
Allan Mattson
M D Lightfoot
John Labadini
Richard Yabuta
Manya Pomerantz
Darren J Crowley
Louis Russo
Richard Wilson
Beverly M Weaver
Keith Francis Higgins
Justin Flynn
Donna Cook
Jill Picerno
Thomas E Loesch
Ian Linde
Nancy Hobby
Jamie Bailey
Yiota Jacovides
Tracy Zyp
Michael Moskowitz
James Mihna
Michael Sean Mulliken
Clifford Harris
Jennifer Rice
Paul Pickering
John Sookdeo
John Vidaver
Benny Wong
James ALLEN
Patrick Kirkland
Bernard Scharf
Michael Sobel
Ronald Ullman
Michael Passwaters
Chad ZICK
Jeffrey Rosensweig
Shai ALLOUCHE
Frederick Kurz
Scott Spradau
Lloyd Boeke
John Dilday
Steve Joseph Becker
Douglas L. Woodside
Robert House
David Ridings
Michael Novakowski
Robert Westgren
William H Previty
Riley Domler
Mark Tuan Meang Tae
Michael Eisenberg
Arturo Emanuel Ordonez
Avinash Gaje
Douglas Jessup
Michael Garvey
Esther Yang
Akiyoshi Yamamoto
Adrian Preuss
Michael Vinogradov
Janis ABELE
Carl D Hochstetler
William Tait
Steve Porter
Amit Sharma
Larry Blazek
Diane Larsen Reding
Bentzion Gancz
Cindy Elsharouni
Michael E Lawrence
Edward Roesner
Nena Fran Powell
Scott Bird
John Olejnik
James D Wagoner
Robert Damone
Kenneth King
Gregory A. Werner
Gowri Rocco
Jared Clark
Glenn T. Brudi
Daniel S Swannie
Hidayath Mohammed
Stephen Bullock
Alexandre Paul Forget
Zhenghao Luo
L A
James Michael Joseph
Paul Clark
Bruce Wayne Elwell
Michael Gibson
Cheryl Mattingly
Christine D Lewis
Juliete Viner
James E Russ Retirement Fund,...
Robert Bleichner
Paul Pettit
Bruce D. Stephens
Carlos Samuel Martinez Castro
Lanita Smith
James Watkins Jr
Charles Sullivan
Wayne A. Johnson
Arick Dain Amspacker
Roger J. Miller
James William Kruse
Janice Swinarski
Andrew Packer
Ronen Allon
Morgan Doyle
Daniel Albert Dempsey
Fred MATEN
Lynea Weatherly
James Maness
Robert J. Reese
Anders Carlstedt
Venkata Muppala
Philip G McDermott
Gary James Whittaker
Edward McCarthy
Nadeem Patni
Isabelle Hayen
James Swan
Dudley F Marvin
David Dennis
Aquilla Smith
Reiner Straub
Lisa Dahl
Patrick Moore
Kevin Seeto
Michael Stone
Robert Sanders
Kieth Schleifer
Holly Rice
Roger A Lonsway
Chris Olexa
Shawn A Yarley Show
Zalina M. Rostermundt
Karla Haas
Steven Levenson
Christine Krumins
William Plauth
James G. Lynch
Kenneth Kasper
Aaron Borgner
Ronald Anderson
Brian Colbert
Christine Hogan
Haris Jacovides
Wanda Ellis-Fant
Harrell Peterson
John Walter Daniel
David Calder
Thomas Winegardner
Ned Karren
David A REAGAN
Timothy G Peterson
Maryjo GAFFNEY
Jie Meng
Nathan Knapp
Agnes Fok
Timothy Fant
Kevin Neal Verrett Jr
Ken CARTAXO
Joshua Steffen
Yagneshwara Vadapalli
Muralikrishna Assadi
Angel Roman
Makoto Araki
Liusman YAMIN
Bynum Hartman
Mark BeBroux
Michael Stecher
James Meiners
Jeffrey Alan Kaufman
Manish JAVERIA
William E. King
Lewis Hannaman
Eric McLester
Bruce Monson
Geoff Warrick
Eileen Linda Wiersholm
Ricardo Villarreal
Kyle Valentine
Daniel Jackson
Rob Woods
Ellen Gombar
Steven Frazier Child
Scott Hatfield
Robert Brunell
Thomas Burch
George Young
Curt Freund
Bernie Baugh
Keyur Vora
Benjamin Netick
Zhenyu Teng
Siddharth Nishar
Jason Mackey
Mark E. Boyer
John Hawker
Paul Nicholson
Rong Zeng
Steve SNYDER
Wendy Benoit
Alphonse Wunsch
Ben Broad
Anthony McIntosh
R Luke Rohrbaugh
Chintan Desai
Vijay Patel
Edson Gomes
Christopher Kirby
Bob Domino
Regina Lucas
Beatrice Armstrong
Frederick Gerard Robbe III
James M. Newlun
Christopher Romano
Tim Edsell
Bryan Williams
Barry Cowan
Scott Blanchard
Kathleen Stephens
Kenneth J Berdine
Michael Wade
Swaroop Pendyala
Damiana Balas Irimescu
Arlan Duaine Mock
Mark G Andreatta
Jon Greg Borders
Cindy Nguyen
Kirby Knott
Allan Rowland
Michael Meeder
Allen Phung
Gail Pinney
Larry Dale Hines
David R Mc Cormick Jr
Marek Pawlowski
Joseph Meaney
Michael Ernst
Norah O'Connor
Kevin Scott Rossi
Kerri HEALY
Lily Himsel
Martin Van Den Brink
Tay Wee How
Adam Sills
John Stafford
Daniel Sullivan
Joseph M. Frade
Jeremy Katzmann
Sean C LITTLE
Patrice ADE
Pierre Labrinos
Michael Scott Ketron
Rodney M. Shurtliff
Venkat Srichandan Gudla
Charles Lovekin
Kimberly V Giese
Sunilkumar Reddy
Michael VanWassenhove
Brandon Valcore
Jason Stivano
Bobby L. Myers Clu,Csa
Brock Doxey
Disbrow Revocable Living Trust
Parker Duffie
Aidi Hou
Larry R Eaton
Olga Khaimchayeva
Jo Ann Brandt
Tanya Logsdon
Doug Matthews
Sten Miles
Bassaa Tufaa
Jeffrey Havell
Alain Roberge
Edward L COHEN

Erik Gehman
Michael B Blumanhourst
John Young
Steve Mazza
Chereze VENTER
Fredrik Broms
Michael Belisle
Dan R. Forshner
Michael Lee Kirby
Charles E Schuckenbrock
Jaka HRIBAR
Olugbenga Odujeru
Bruce Dodd
Kaitlin Morgan
Ingin Kim
Alex Roganti
Jacqueline Weiss
Peter Bradley
Stephen Michael Yakimec
Dennis Beavers
James Hawkins
Blaine Franz
Marvin Little
Scott A Leman
Milen Vachev
Manfred Selzer
Ted Willets
James Taglialatela
Michael A Carter
Leonard Farrugia
Barry E Miller
Albert Erasmus
James Mulroney
Sivakumar Chinnathambi
Matthew MARTELLO
Richard Kuhnel
Joe Morgan
Mark Hakkinen
Kenneth M Clark
Roger Beardsworth
Goran Terzic
David Gayle Jones
Cathy BAIR
Lee Olson
Kathy Monaghan
Steve Erickson
Tan Wei Jun Robson
Carol E Mungas
Helge Guenther
Ronald Arakaki
Alfred Chew
Eric Margut
Ronald James O'Leary
Robert Resnick
Dipak Patel
Ian Aston
Mahidhar Suguru
James Willett
Theodore A Chase
Hugo Tajimaroa
Kellie Polenz
Gaurang Mavani
Steven Stine
Michael A. Tully
Jim Westphal
John C. Markelonis
Eric Schutt
Gabriele LengaMcP
Kristi Butkovich
Wayne Maier
Brian Bock
Nolan Wells
Wayne Broyles
Paul Geyen
Clifford V Germano
John Alfano
Stephen R Macugoski
Venkata Penmetsa
Lawrence Joseph Najvar Jr
Paul Lewis
Ali Durrani
Stephen Logan
Mark Anderson
Scott Beringer
Glenn Clover
Phillip Nauta
Brian P Rock
David W Cline JR
Leigh Hart
Richard Espe
Rhonda Peterson
Jeff Leman
Randal Scheffel
Richard Johnson
Jeffrey Stanley
E R
Al Wisuri
Lois A Damron
Pramod Lagishetty
Marc Flotron
Ros Jessam
Arthur Jensen
Mc Kennah Repasky
Timothy Linkous
Alberto Lucarelli
Thomas M Ryan
Rudy Widjaja
Felix Estilette Jr
Larry Johnson
Rinav Kapadia
Elizabeth M. Metcalfe
Michael E Lemon
Juin Hwey Chen
Freddie Angles
Greg Gordon
Oleg Anishchenko
Nicholas Karras
Perla Saye
Roderick D Mc Leod Jr
Stoyo Kostanev
Yale Cochran
Sunil Duruvasan
Joseph Francis
Roger Becker
George Davis
Radha Parameshwarappa
Ataf Ahmed
Aeon Mari M. Cielo
Patricia Titti-Garfoot
Michael S Getz

Yi Cheng Heng
Isabelle A. Mosca
Bruce Rubin
Michael Czerwinski
Sonal Chaudhary
Donald Rybarczyk
Lance Barker
Jeffrey Seeger
D Ray
John Boudreau
Laura Ellsworth
Arnet Holty
James Haskins
Ashley Yashinsky
Bernardus Klein
Ivan Georgiev
Marc Modica
Amandeep Bhangu
Peter Safranski
Donald C Anderson
Lawrence Jenneman
Gregory Killpack
Frederick Manasseh
Tia Castille
Gregory T Ochoa
Brad LaPoe
Joep De Frel
Michael Sommerer
Milissa Tranovich
Artur Chernik
Ms Majeedah Jackson
Ken Yamasaki
James Allen Minkkinen
Jiro Takahashi
Tyler Butcher
Katrin Saroukhanian
Todd Wihlen
Michael Barton
Tiffany Winegar
St. Jon SIMPSON
Richard Lemon
Lucas Michael Germano
Vincent M. Fazio
Hanif Shakir
Ted Reuscher
L S
Joel Price
Michael Jerding
Nadeem Akbar
Terri Stair
Michael Myatovich
Ramesh Malladi
Mark Freiberg
Bryce J Bitton
Gary Dupriest
Steve Roberts
Damian John Bermingham
Girard Thompson
Michael P Gretchen
Mark Hurley
Christopher Plagge
Robert L Cundiff
Grant L Beld
Kathryn Fife
Brian LEE
Badrikumar Patel
Patrick Omotoso
Paul J MolterJr
Nathan WARWICK
Vladimir Martin
Kasey Kubena
Troy Keenan
Mordechay Balas
Douglas Schneider
Steven Bertrand
Danny Lee
Anthony Esposito
Alan Blumenstock
Jim H Harwell
Orest Fiume
Nathan Sanley
Kevin Barr
Jo Carole Potter
Timothy E Smith
Michael Scott Montier
Raj R Kaushik
Olaf Vos
Gregory Lenhart
John Maloney
Deborah Storen
William Pilling
Craig P. Biggs
Allan F. Gossman
Richard Wimenta
Levi Bradley
Fernando Russo
James Van Dyke
Bernard Zimring
Peter Fong
Ralph Arwood Leino
Tei Paz Zimmermann SCHAAK
Richard Swogger
Richard Dixon
Adwen Poh Pen Yap
Jackie Balkus
Gordon G. Ingram And Phyllis F...
T M
Jacob Ball
Charles Merritt Grace IV
Rodrigo Peres Da Costa...
Anthony Barry
Josef Alan Sharp
Eric Zuk
Warren Spector
Mark Fousek
Robert Lee Benson
David Dreblow
David Magargee
Jon Teschner
Earl Thomas
Dan Ashbaugh
Chandan BASAVAKUMAR
Pushkar K Prasad
Luciano Gomes CARRILHO
Charles Sellman
Ernest Patterson
Brian Bloomster
Ian Khuong
Bob Funk
Laurence Lo

David Semon
Jayesh Patel
David Kremer
Teepa Wawatai
Michael Fleyzor
Sanatan Golden
Mah Poon Keong
Sungmin Han
Sylvia Vanderbilt
Brian Lee Bishop
Fred Atwell
Nathan Van Anda
W Kim Colich
Michael Plath
Jared McClain
Daphne Charette
David Murphy
Karen DeMatteo
Manuel Antunez
John A Morrow
William B Escobar
Eddie Glik
Francisco J Castillo Heredia
Manojkumar S. Patel
Alan Wilson Russell
Richard Pearl
Dean Rose
Dan Tucker
Ronald Keith Lutz
Tammy Severson
David Berman
Scott Wenzlau
Corey Olson
Archavir Kurktchian
Jonathan Grant
Bryan Bingel
Garrett Miller
Dennis W. Taylor
Ralf Weber
Troy Sacco
Justin Simmons
Efrance Kasana
Eric A Fetrow Michelle B. FETRO
Desmond Semmens
Nicholas Liedel
Manoj SONJE
Brant Powner
Roger Cosby
Robert Shields
Christine Leese
Glenn Jochim
Richard Salter
Henry Walsh
Nizar Attallah
Peter Schuller
Yvette Rodriguez
Kevin Siatkowski
Stefan Knoppers
Bud Cookson
Jessica Toon
Dave Westendorf
Le Anne Romo
Chris Smeland
Kelly Walker
David E. Forester
Jason Rodman
Mark Barry
Heather Chappell
Angela Cochran
Gregory S Williams
Jeffery Cole
Eric William Berschauer
Naty Mari Reyes
Tencho Parichkov
Craig Spindler
John C
Tony Casciano
William Voss
Paul Key
Michael Salvo
Suzanne Stone
Wallin Myers
Steven Parton
Robert Deeter
Prasad Ananda Md
Judy Swoyer
Gonzalo Arbulu
La Vonn Steiner
Thomas S Wisnewski
Robert Gingery
Dennis Munari
Herman Rosenfeld
Andrew Kearney
Jeffery Muller
David John Clayton
Benton Jay Vanderwall
Maddison Repasky
Derek Diaz
Walt Slattery
Jack Adamovich
Deborah Hill
Kirankumar Patel
Marcy Parry
Derrek Brack
Gaurav Khillan
Sameer Budhdev
Roger Trubey
Brian Boder
Mark Matthews
David P Haswell
Robert Woerner
Donna Cook
Brenda Macarages
Salvatore Chiommino
Jan Bravo
Irene Beauchamp
Carla Hartley
Jeff Hellman
Sushil Garg
Brigham Charles Murdoch
Mark Goldman
Michael J Rogers
James Neal Starkey
Keith Bate
Joy Pollard
Eliot Kalman
Mick McClurg
Aurélien LESAGE
Sherri Harrison
Derek Jonas Ferguson

Tracy Zyp
Daniel Meyer
Paul Kim
Brian Kunkel
Ronald Sherman
Steffi Weryzynski
Myron DeVoto
Sushant Soni
Edgar Francisco
Heinrich Lentsch
Arthur L Anderson
Robin Victor Smith
Michael Jaicomo
Wayne Simpkins
Anthony Modica
Stephen PODMASKA
Steve Shaw
Leon Van Oorschot
Pamela S Hapke
Larry Zeplin
Christian Wegner
Ryan Altmansberger
Herb Ohlandt
Luigi Capani
Walter PISARY
Harold Yim
Dean Steele
Andrew Hurrell
Michael Kishline
Eric Lee
John Semmens
Robin A DEA
Michael Hagans
Ramesh Gohil
Chak Bandreddi
Chockalingam Pandirajan
John D Luna
Michael Holland
Frank E Steger Jr
Byungki Kim
Saptak Sanyal
Thomas James Walsh
Stephanie Minch
Debra W Terrell
Michael Linderman
Gealon Thomas
David William Taylor
Salim Aziz
Wesley Martin
Brandy Becker
Richard Block
Timothy Sherrow
Lynette Lee
Barry Devine
Gardner Chalmers
Ollie Atwell
Robert W Manz
Helen CHOI
Justin Burns
Mark Kleindienst
Kurt Garman
Steve And Michelle Mikez
Joanne C Stringer
Michael Schroeder
Joyce KEITH
Woo Sang Lee
Holly Thornburg
John Fulwiler
Geert Sinnesael
Stanley Carson
Joe Scarlata
Jan Casserlov
Tom Stahl
Lisa Versteeg
John Linskey
Brian K Smith
Susan Repasky
Norman Chisholm
Matthew Smith
Nita Moritz
Chirag Patel
Donald F. Giacomo
Ryan Fulmer
Edwin Anderson Keel
David Scheiffele
Wayne WALTERS
Joseph Buono
Benjamin Halfon
Paul Petrycki
Jack Mayne
Clint Myers
Fred Erik Nilsen
Titus Rodriguez
Donovan GRAHAM
Mark J. Fabey
Carmen Wilson
Brett Cobb
Jeffrey Dale Olhausen
Lucas Okland
Daniel L. Anum
Bradley Phillips
Molly Stringer
Nicholas Prezioso
Jonathan Shraga
Paul Ferrara
Dave McKee
Michael Gavlak
Michael Depew
Jeffrey Sider
Glen Burger
Chris V
Steven P Caro
Sam Banfield
Linda Douglas
Ekaterina Stevens
Mikael Molinder
Allen Peterson
Anurag Chelamchirayil...
Stephen R. Jessee
Lucy L. Chao
Michael Lorenz
Lisa Gansky
Sayed Hussein
Giuliano I Giudici
Insoon Park
Stephen Wilson
David Harris
Karen K Miller
Jason Roben
Lionel Auguste

Wanda Ellis-Pant
Don MacDonald
Jean Jacques Fabrice Dogbo
Mark Cook
David Addesse Molina
David W Cai
Corey James Cowan
Bailey Kress
John Malatak
Sandy S Slater
Daniel Biro
Michael Lee Mishler
Kevin Kinney
David Matoff
Ken Jones
Paul Grayburn
Anthony BARRETT
Thomas Grimm
James Manganaro
Christian Finot
David L Morgan
Bruce Patterson
John M. Sattel
Cathy Squires
Shalin Tandon
Kim Anh T Dinh
Kevin Udell
Alastair Robert Mackinlay
James F. Allison
Eric Richard Pierchoski
Candace Wallace
Richard R Cornelius
Mohamed Ali
Bogue Morgan
Tatiana Chernik
Tim Gallagher
Eric Wilcox
Sam NUON
Gerald Petty
Adam Schatz
Jennifer Miller
Johnny Jenkins
Matthew Cohee
Prashanth Srikanthan
Johsian Cruz
Michelle Diep
Ian Bagshaw
Bobby John Young
Joseph A McCarthy
Don Steinhour
Mark Bos
Ernest W Arnold, Jr
Robert Paul Curtis Weathers
Pamela Polowy
Matthew Franz
Robert Cohn
Marilou Zervos
Berta Martinez
Douglas Bowden
Carrington McDuffie
Vladimir Kovtun
Jutta Fischer
Mashauna Lake-Farrington
Jon Duff
Tejas K Vora
Jeffery Kaczynski
Kent Avery
Gregory Alan Boehle
Michael West
Steve Fauerso
Sechin Kim
Susan Alexander
Mark McCullough
Edwin Verstraeten
David Gliem
Claude A Burnett
Altin Shehu
Jeffrey POWERS
Gale L. Seibert
Tony Liu
Martin Schnurr
Octavio Mindreau VALERO
Kenneth B Kasner
Christopher Grutta
Vitaliy Romanchik
Edward McNeil
Ronald J Rodney II
Matt Pay
Robert Iida
[deleted user]
Daniel Cook
Mousa Hanna
Poh Choo Leong
Gerry Niesen
David Owens
Manohar Joishy
Wayne Chang
Milan Mehta
Anish Jacob
Philip Smith
Matthew Edward Williams
Richard Russell
Darren Ashley
Kevin Reidy
Coralie Willett
Brandon Williams
Michael Borski
Elizabeth Hostas
Joseph Dauenhauer
Andrew Cameron
Peter George Albert DAWS
William Grace Frost
Steven Bouchard
Regan Pence
John Crossno
Christian Turner
Arthur Conyers
Mario Screnci
Belal Awawda
Shawn Didde
Andrew Jacobsen
Kristofer Throm
William Shanley
Kenneth Goudreault
Paul Larsen
Romeo Aladin
Ronald J Viemont
Linn Kiyuna
F Bell
Renand Agenor

Edward L COHEN
William F. Linke
Logan Edging
Petar Faitondjiev
Domenic Mazza
John R Grady
Michael Estrada
Darby Monro
Teddi Thompson
Andrew Wall
Richard E Phillips
Feliciana S Del Rosario
Joseph Yashinsky
Robert Wells
Greg Lelesch
David J Rosenberg
Joe Bailey-Burnley
Whit Smith
Kurt Gessner
Ulrich Nachtsheim
Rimas Butkys
Jean Dixon
Connie Chen
Michael Raymond Massey
Sean Strunk
Mr. Timothy L Nealon
Chris Bibby
Marcus De Maria
Willie O. Holt JR.
Susan Eshleman-Cook
Phillip Dean Debler
David Byrne
Johnny A Lopez
Antonio Uguina
Lite Lim
Shari Allison
Henry Chu
Jon F DANSKI
Maya Callahan
Sherri Ann Thomas
Nishaben Biharilal Patel
Joseph A Strothmann
Aaron H Dowd
Deborah J Geyer
Stephen K. Leathers
Guojing Powell
Shawn Murphy
Dennis Martin
B Enfield
Mark Dengler
Igor Kisin
JACOB GROOVER
Zacharias Athens
Gary McKinzie
Justin E
Richard Tingley
Patricia C Hunt
Jill Ann Darling
Rajini Samala
Marek Novosad
Stuart James Hamilton
Leland Craig Wood
Todd Davis
Francisco X Perez
Brandon Roseborough
Andrej Metlika
Charles Simonson
Maheshwar Panyala
Peter Costello
R. Gregory Wolff
Mark Shippie
Jeff Hopper
Steve Perkins
Thomas M Wagner
Larry Bangert
Craig TISH
Leopold Klatt
Mahesh Ghimire
Perry Good
Stephen Hubbard
Jim Avanzino
Scott Weber
James Goodnow
Michael Brian Cotter
John Wojciechowski
Benjamin Johnson
Kenneth W Hammerman
John H Aiken
Michael Meyer
Bradley S Wilcosh
Frank Zorrilla
Douglas Harrington
Eric Krause
Chandra Bordes
Dennis Askey Jr
Kirby Parrish
Arnaldo Agcaoili
Richard Reed
Martin Lacina
Patrick Tracy
Peter Mashek
Julianna Sipeki
Amedeo Varaljai
Ryan O. Pierce
Shirley Traversy
Mike Miyashiro
Brent E. Walker M.D.
Richard Lehman
Gabino Tarango
Steve Hedge
Mary Helen Steindler
Hilary Sessions
Jason Parsons
Roberta Golden
Edward White
Chris Hynick
Aileen Chen
Jerome Charles Goodrich
Steven Thrailkill
Benjamin Yoder
Noel Keneson
Joseph Avantario
Richard K Starr
Rakesh Sharma
Glenn Labay
Ebenezer Joseph
Charles Kelly
Vijay Mali
Dapo Lediju
Sherry Everett

Charles Vollmar	Frank Peart	Sachin Vyas	Igor Tsukerman	Anwar Zegama	William Becker
Ken Kistner	Alpesh Parmar	Scott Sproule	Rajinder Sharma	Rocio Reyes-Moore	Chris LoMascolo
Doug Cruse	Jitendra Pongurleakr	May Ya Poon	Jeremy Thoennes	Michael Greene	Peter Jorgenson
Arvind Gopal	Gregory M Gibbons	Matthew E Grable	Justin Spacone	Maluhia Tupu	Nathan Fleming
Peter S Spynda	James H Mackey	Kate Ganiza	Mike Szabados	Corina Warfield	Marc A Pierre Louis
Noah Posner	Dana Allen	Beat Schmitter	Scott ITTERSAGEN	Kenneth J Russo	Andrew Lizotte
Nathan Vander Roest	Robert Weber	Scott Drake	Clifford St George	Michael K Smeltzer	Jim Aubrey Jones
Philip R Schenkenberg	Harrison Schoenau	Jason W. Sharp	Adrian Lewis	Paul De Matteo	John Shimeall
Scott Douglas George	Les Lewis	Stephen Galarza	Michael Lenker	Bart Kauwenberghs	Thaddeus Onwuka
Peter McIntyre	Jeffrey Moody	Arthur N Landau	Chaitanya Jani	Curtis Callaway	Robert D Baker
Daniel Sathiakumar	Mike Mathioudakis	Rick Poulton	Timothy William Hibbing	Joseph C. Holland, Jr.	Scott Perkins
Mathieu Pierre Jean Rabiller	Charles Leone	Michael James Schwartz	Shawn Day	Edward Lim	Karen R
Stephen Martin	Soon Chye Ng	Ashley James Robinson	Stephen Weller	John Michael Donnelly	Daniel Bosch
Frank Little	Binmede Pty Ltd As Trustee For...	Robert Ivanhoe	Craig Allyn Scheu	Visali Muppala	Eric Blomquist
Darren Brungardt	David Polkinghorne	Gladys Boehler	David Schultz	Eric Villette	Pearson Family Investments, LP
Ernie O Reinstein	Edward Kelly Medlock	Ulrich Eilers	James G. Routson	Franklin Bernard Iott	Robert Wilson
Bachubhai Patel	Vikram L	Arthur Harold Moorhead, Jr	John Sucher	Aadil B Palkhivala	Geogy Philip
Samuel Coomes	Anne Oshman	Charles Stevens	James McArdle	John Scott	Martin Goldman
Yuan Chang	Max Bastow	Steven Waxler	John Alice	Monroe Duke Bevans Revocable...	Fleur Gessner
G. Michael Berberich	Tommy Poirier	Edmund T. Mudge, IV	Jim Palmieri	William T. Heflin	Curtis Haugen
Oluade Ajayi	James Johnson	Maarten S	Carolyn D	Lee Weiner	Jason Manske
Oh Jae Kwon	Joseph P Crotty	Brian Goewey	Doyle Scott	Raymond Saucy	Gary C Tranter
Dariush Mohkami	Richard Kinney	Adam Weiss	Andrew L Olson	John Roberge	Steven Sederquest
Shirley DOTSON	Muhammad Alnemer	Shawn McGuire	Rami Taha	Rick R Stout	Apurva Sharma
Michael Amoroso	Richard Campbell	Rick Reznicsek	Clare Feather	Mark A Herzfeld	Joseph Szostek
Paul Thomas Clem	Gary Cooper	Chris James	Gabriel Leon	Matthew Sasaki	Erich Arthur
Dwayne Warren	Shani Ospina	James Alan Phillips	Joe DunnCarter	Glenn Weight	John W. Schweiger
Pauline Veronica Lake	Don Charest	Pranjal Gupta	Mark Jacobson	Thao Zeng	Edwin M Santos
Ryan N Hoecker	Paul Bergman	Dominic Mustillo	Bill Fields	Steven Costle	Oj Associates, LLC
Arthur Norris	Robert Watt	Minh Truong	Sudhir Kumar Deme	Eric Melancon	Steven Gifis
Nicholas Thurlow	Joseph Ferraro	John Shamanis	Andrew M. Millat	Barry Evans	John Adams
Badr Naif Alotaibi	Eric Herbelin	Satyavathi Divadari	Stefán Pálmason	Benjamin Garcia	

Thank You!

From the Atakama Team



Daniel H. Gallancy

CEO and co-founder

A security-obsessed tech entrepreneur doing bitcoin and crypto-related projects for a decade. Hacked together a bitcoin cold wallet in 2012. Built a wireless...



Dimitri Nemirovsky

COO and co-founder

A confessed technology nerd and recovering attorney. Dimitri spent 12 years practicing law. After discovering bitcoin and blockchain technology in 2013, Dimitri left the...



Scott Glazer

CRO

Scott has more than 20 years of experience leading outperforming sales organizations. His roster of...



Stephanie Weagle

CMO

Stephanie builds and leads high-performing global marketing organizations. Stephanie has held leadership positions at B2...

Details

The Board of Directors

Director	Occupation	Joined
Daniel H. Gallancy	CEO @ Atakama Inc.	2014
Dimitri Nemirovsky	COO @ Atakama Inc.	2014

Officers

Officer	Title	Joined
Daniel H. Gallancy	CEO	2014
Dimitri Nemirovsky	COO	2014
Stephanie Weagle	CMO	2022
Scott Glazer	CRO	2019

Voting Power

Holder	Securities Held	Voting Power
Daniel H. Gallancy	10,132,347 Preferred Stock	71.2%

Past Equity Fundraises

Date	Amount	Security	Exemption
03/2020	$5,051,694		Section 4(a)(2)
04/2020	$525,100		Section 4(a)(2)
02/2021	$467,915		Section 4(a)(2)
06/2021	$12,731,500		Section 4(a)(2)
10/2021	$2,300,000		Section 4(a)(2)
10/2022	$0		506(c)
04/2023	$4,932,828		4(a)(6)
06/2023	$3,000,000		Regulation D, Rule 506(b)
06/2023	$253,439	Safe	Other
07/2023	$1,452,427		506(c)
09/2023	$400,000		Section 4(a)(2)
11/2023	$4,407,757	Safe	Regulation Crowdfunding
02/2024	$110,000	Safe	Regulation D, Rule 506(c)
	$22,100		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/27/2023	$3,000,000	4.5%	20.0%	$29,000,000	09/27/2024

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Daniel H. Gallancy	03/11/2020	$5,051,694	$5,051,694	1.5%	07/08/2027	Yes
US Government / PPP loan	04/22/2020	$525,100	$0	1.0%	04/22/2022	
US Government / PPP loan	02/27/2021	$467,915	$0	1.0%	02/27/2026	Yes
The Diamond Sapphire Club LLC	06/24/2021	$12,731,500	$12,731,500	1.5%	06/24/2027	Yes
Daniel H. Gallancy	10/29/2021	$2,300,000	$0	4.0%	12/31/2021	Yes
Lighter Capital, Inc.	09/22/2023	$400,000	$400,000	19.82%	09/21/2025	Yes

Related Party Transactions

Name	The Diamond Sapphire Club LLC
Amount Invested	$3,000,000
Transaction type	Convertible Note
Issued	06/27/2023
Interest	4.5 per annum
Discount rate	20.0
Maturity	09/27/2024
Valuation cap	$29,000,000
Relationship	CEO is the sole member of the LLC

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	22,000,000	5,282,006	Yes
Preferred A1	10,132,348	10,132,347	Yes
Preferred A2	2,898,750	2,898,749	Yes

Warrants: 0
Options: 0

Form C Risks:

Costs May Grow More Quickly Than the Company's Revenues, Harming the Business and Profitability.
Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If

neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company Faces Significant Market Competition.
The Company competes with and will compete with larger, established companies with competing products on the market and/or various respective product line development programs. The competition may have much better financial means, as well as more robust marketing and sales programs than the Company. The competition may succeed in developing and marketing competing equivalent products and services earlier than the Company, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company's technology, products, or services obsolete or that the products and services developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Market for Encryption Software that Uses Multifactor Threshold Cryptography is New and Unproven and May Not Grow.
We believe our future success depends in large part on the growth of the market for multifactor encryption software that enables enterprises to secure their data. In order for us to market and sell our products, we must successfully demonstrate to enterprise IT, security and business personnel the potential value of their data and the risk of that data getting compromised or stolen. We must persuade them to devote a portion of their budgets to an encryption software and extract value from this resource. We cannot provide any assurance that enterprises will recognize the need for our products or, if they do, that they will decide that they need a solution that offers multifactor encryptions. Encryption software solutions like ours may not yet be viewed as a necessity, and accordingly, our sales effort is and will continue to be focused in large part on explaining the need for, and value offered by, our solution. We can provide no assurance that the market for our solution will continue to grow at its current rate or at all. The failure of the market to develop would materially adversely impact our results of operations.

Prolonged Economic Uncertainties or Downturns Could Materially Adversely Affect our Business.
Our business depends on our current and prospective customers' ability and willingness to invest in IT services, including cybersecurity projects, which in turn is dependent upon their overall economic health. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from COVID-19, changes in gross domestic product growth, potential future government shutdowns, the federal government's failure to raise the debt ceiling, financial and credit market fluctuations, the imposition of trade barriers and restrictions such as tariffs, political deadlock, restrictions on travel, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, including corporate spending on enterprise software in general and negatively affect the rate of growth of our business.
Uncertainty in the global economy makes it extremely difficult for our customers and us to forecast and plan future business activities accurately. This could cause our customers to reevaluate decisions to purchase our product or to delay their purchasing decisions, which could lengthen our sales cycles.
A downturn in any of the industries we sell to may cause enterprises to react to worsening conditions by reducing their spending on IT. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our software. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

If Our Subscription-Based Business Model Fails to Yield Benefits, Our Results of Operations Could be Negatively Impacted.
Market acceptance of our products is dependent on our ability to include functionality and usability that address certain customer requirements. Additionally, we must optimally price our products in light of marketplace conditions, our costs and customer demand.
Our subscription strategy may give rise to a number of risks, including the following:
--Our revenues and cash flows may fluctuate more than anticipated over the short-term as a result of this strategy;
--If our customers do not renew their subscriptions or do not renew them on a timely basis (including due to substantial implication of the economic turmoil caused by the COVID-19 pandemic), our revenues may decline and our business may suffer; and
--We may be unsuccessful in maintaining or implementing our target pricing or new pricing models, product adoption and projected renewal rates, or we may select a target price or new pricing model that is not optimal and could negatively affect our sales or earnings.

We May Not be Able to Predict Subscription Renewal Rates and Their Impact on our Future Revenues and Operating Results.
Although our subscriptions are designed to increase the number of customers that purchase our solutions and the number of licenses purchased by existing and new customers to create a recurring revenue stream that increases and is more predictable over time, our customers are not required to renew their subscriptions for our solutions and they may elect not to renew when, or as we expect, or they may elect to reduce the scope of their original purchases or delay their purchase. We cannot accurately predict renewal rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear subscription contracts. Customer renewal rates may decline or fluctuate due to a number of factors, including offering pricing, competitive offerings, customer satisfaction and reductions in customer spending levels or customer activity due to economic downturns including, but not limited to, the COVID-19 pandemic, the adverse impact of import tariffs or other market uncertainty. If our customers do not renew their subscriptions when or as we expect, or if they choose to renew for fewer subscriptions (in quantity of licenses) or renew for shorter contract lengths or if they renew on less favorable terms, our revenues and earnings may decline, and our business may suffer.

If Our Technical Support, Customer Success or Professional Services Are Not Satisfactory to Our Customers, They May Not Renew Their Subscription Licenses or Buy Future Products, Which Could Adversely Affect Our Future Results of Operations.
Our business relies on our customers' satisfaction with the technical support and professional services we provide to support our products. Our customers have no obligation to renew their subscription licenses with us after the initial terms have expired. For us to maintain and improve our results of operations, it is important that our existing customers renew their subscription licenses when the existing contract term expires.

If we fail to provide technical support services that are responsive, satisfy our customers' expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew subscription licenses and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

If We Are Unable to Attract New Customers and Expand Sales to Existing Customers, Our Growth Could Be Slower than We Expect, and Our Business May Be Harmed.

Our success will depend, in part, on our ability to support new and existing customer growth and maintain customer satisfaction. Due to COVID-19, our sales and marketing teams have avoided in-person meetings and are increasingly engaging with customers online and through other communications channels, including virtual meetings. There is no guarantee that in the future our sales and marketing teams will be as successful or effective using these other communications channels as they try to build relationships. If we cannot provide the tools and training to our teams to efficiently do their jobs and satisfy customer demands, we may not be able to achieve anticipated revenue growth as quickly as expected.

Our future growth depends upon expanding sales of our products to existing customers and their organizations and receiving subscription renewals. If our customers do not purchase additional licenses, our revenues may grow more slowly than expected, may not grow at all or may decline. There can be no assurance that our efforts would result in increased sales to existing customers ("upsells") and additional revenues. If our efforts to upsell to our customers are not successful, our business would suffer.

Our future growth also depends in part upon increasing our customer base, particularly those customers with potentially high customer lifetime values. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts and our ability to attract new customers. Our ability to attract new customers may be adversely affected by newly enacted laws that may prohibit certain sales and marketing activities, such as recent legislation passed in the State of New York, pursuant to which, due to the declared disaster state of emergency attributed to COVID-19, unsolicited telemarketing sales calls are prohibited. If we fail to attract new customers and maintain and expand those customer relationships, our revenues may be adversely affected, and our business will be harmed.

If We Are Unable to Maintain Successful Relationships with Our Channel Partners, Our Business Could Be Adversely Affected.

We rely on channel partners, such as distribution partners and resellers, to facilitate the sales of licenses and support agreements for our software and to perform some of our professional services. In 2021, our channel partners assisted in the fulfillment of substantially all of our sales. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, including through the provision of professional services for our software, our ability to grow our business, sell our software and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 30 days' notice. A termination of the agreement has no effect on orders already placed. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected. Finally, even if we are successful, our relationships with channel partners may not result in greater customer usage of our products and professional services or increased revenue.

Our Failure to Continually Enhance and Improve Our Technology Could Adversely Affect Sales of Our Products.

The market is characterized by the exponential growth in enterprise data, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools, computer language technology and various regulations. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user's data retention, security and governance needs, while minimizing the impact on system and user performance. Our products must also successfully interoperate with products from other vendors.

While we extend our technological capabilities though innovation and strategic transactions, we cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to extend our technological expertise and develop new products or expand the functionality of our current products in a timely manner or at all. Even if we are able to anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

- failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion;
- inability to interoperate effectively with the database technologies and file systems of prospective customers;
- defects, errors or failures;
- negative publicity or customer complaints about performance or effectiveness; and
- poor business conditions, causing customers to delay IT purchases.

If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our customers and potential customers of the value of our solutions in light of new technologies. Accordingly, our business, results of operations and financial condition could be materially and adversely affected.

Because we derive substantially all of our revenues and cash flows from sales of licenses from a single platform of products, failure of the products in the platform to satisfy customers or to achieve increased market acceptance would adversely affect our business.

All our revenues are generated from sales of licenses for our file encryption software and we expect to continue to derive the majority of our revenues from license sales relating to the file encryption software in the future. As such, market acceptance of this product is critical to our continued success. Demand for licenses for our encryption software is affected by a number of factors, some of which are outside of our control, including continued market acceptance of our software by referenceable accounts for existing and new use cases, technological change and growth or contraction in our market. We expect the proliferation of enterprise data to lead to an increase in the demand for data security of our customer, and our encryption software may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread

market acceptance of our software, our business, operations, financial results and growth prospects will be materially and adversely affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Multiple Factors May Adversely Affect Our Ability to Fully Utilize Our Net Operating Loss Carryforwards.
A U.S. corporation's ability to utilize its federal net operating loss ("NOL") carryforwards is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), if the corporation undergoes an ownership change. As of June 30, 2022, we have accumulated an $18,594,048 net operating loss ("NOL") since inception. Future changes in our stock ownership, including future offerings, as well as changes that may be outside of our control, could result in a subsequent ownership change under Section 382, that would impose an annual limitation on NOLs. In addition, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Certain Of the Company's Shareholders Have Rights Granted to Them in Certain Agreements, Which We Plan to Seek Waiver of, and for Shareholders Who Do Not Respond who Will be Deemed to Agree to the Waiver, such Waiver May Be Subject to Challenge and Could Cause the Company to be Involved in Litigation and Ultimately to be Required Provide Such Rights to These Shareholders, Which could Materially Harm the Investors in This Offering and the Company.
Certain of the Company's shareholders (the "Holders") who were a party to the Amended and Restated Investors' Rights Agreement, dated as of December 23, 2019, the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 23, 2019 and the Amended and Restated Voting Agreement, dated as of December 23, 2019, (collectively, the "Agreements") have certain rights granted to them in the Agreements, which are described in detail under the heading "Recapitalization and Related Agreements" elsewhere in this Form C. The Company plans to send the Holders a waiver in connection with the Agreements (the "Waiver Notice"). Pursuant to the Waiver Notice the Holders will be asked to waive any and all rights that they may have pursuant to the Agreements with respect to this Offering and any rights that may arise from the occurrence of the Offering, including the sale of the Securities that may be issued and sold in the Offering, including, without limitation, the pre-emptive rights as set forth in Section 4 of the Amended and Restated Investors' Rights Agreement, dated as of December 23, 2019 (the "Waiver"). We plan to send the Waiver Notice to the Holders in the near future. We expect that some of the Holders will not provide a signed copy of the Waiver Notice prior to the cutoff date set forth therein for such response and will be deemed to have executed the Waiver Notice and agreed to the Waiver in accordance with the terms of the Waiver Notice. The Waiver by those Holders who will not return a signed Waiver Notice and who will be deemed to have executed the Waiver Notice and agreed to the Waiver in accordance with the terms of the Waiver Notice will be subject to challenge. Any such challenge could cause the Company to be involved in litigation and ultimately to be required provide such rights to these shareholders, which would materially harm the investors in this Offering by causing dilution if the Company has to issue additional securities to these shareholders. Additionally, any such litigation will cause the Company to incur expenses and will also cause the Company's management to divert attention to such litigation. For more information on the agreements discussed herein, please see "Recapitalization Agreement and Recapitalization" and the sections thereunder elsewhere in this Form C.

If Our Software is Perceived as Not Being Secure, Customers May Reduce the Use of or Stop Using Our Software, and We May Incur Significant Liabilities.
Our software involves encryption of customer files and the transmission of data between desktop and mobile computers, and may in the future involve the storage of data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. The security of our products and accompanied services is important in our customers' decisions to purchase or use our products or services. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others. Security measures might be breached as a result of third-party action, employee error, malfeasance or otherwise. We also incorporate open source software and other third-party software into our products. There may be vulnerabilities in open source software and third-party software that may make our products likely to be harmed by cyberattacks. Moreover, our products operate in conjunction with and are dependent on products and components across a broad ecosystem of third parties. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.
There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim.
Any or all of these issues could tarnish our reputation, negatively impact our ability to attract new customers or sell additional products to our existing customers, cause existing customers to elect not to renew their maintenance and support agreements or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations.

Our Use of Open Source Software Could Negatively Affect Our Ability to Sell Our Software and Subject us to Possible Litigation.
We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Finally, while we implement policies and procedures, we cannot provide assurance that we have incorporated open source software into our own software in a manner that conforms with our current policies and procedures and we cannot assure that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future.
In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses

may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

A Failure to Maintain Sales and Marketing Personnel Productivity or Hire and Integrate Additional Sales and Marketing Personnel Could Adversely Affect Our Results of Operations and Growth Prospects.

Our business requires intensive sales and marketing activities. Our sales and marketing personnel are essential to attracting new customers and expanding sales to existing customers, both of which are key to our future growth. We face a number of challenges in successfully expanding our sales force. We must locate and hire a significant number of qualified individuals, and competition for such individuals is intense. In addition, as we expand into new markets with which we have less familiarity and develop existing territories, we will need to recruit individuals who have skills particular to a certain geography or territory, and it may be difficult to find candidates with those qualifications. We may be unable to achieve our hiring or integration goals due to a number of factors, including, but not limited to, the challenge in remotely recruiting employees and adequately training them due to COVID-19, the number of individuals we hire, challenges in finding individuals with the correct background due to increased competition for such hires, increased attrition rates among new hires and existing personnel as well as the necessary experience to sell our software. Furthermore, based on our past experience in mature territories, it often can take up to six months before a new sales force member is trained and operating at a level that meets our expectations, and during the COVID-19 pandemic such training may take even longer. We invest significant time and resources in training new members of our sales force, and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past, or at all, due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions or because of the remote hiring and training process. Our failure to hire a sufficient number of qualified individuals, to integrate new sales force members within the time periods we have achieved historically or to keep our attrition rates at levels comparable to others in our industry may materially impact our projected growth rate.

Failure to Retain, Attract and Recruit Highly Qualified Personnel Could Adversely Affect Our Business, Operating Results, Financial Condition and Growth Prospects.

Our future success and growth depend, in part, on our ability to continue to recruit and retain highly skilled personnel and to preserve the key aspects of our corporate culture. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to hire and retain engineers. Any of our employees may terminate their employment at any time, and we face intense competition for highly skilled employees. Competition for qualified employees, particularly in New York City, where we have a substantial presence and need for qualified engineers, from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do, is intense. Moreover, to the extent we hire personnel from other companies, we may be subject to allegations that they have been improperly solicited or may have divulged proprietary or other confidential information to us. In addition, during the COVID-19 pandemic, which is characterized as an unstable period, to some extent it may be more difficult to timely attract and train new employees. If we are unable to timely attract, retain or train qualified employees, particularly our engineers, salespeople and key managers, our ability to innovate, introduce new products and compete would be adversely impacted, and our financial condition and results of operations may suffer. Equity options grants are a critical component of our current compensation programs. If we reduce, modify or eliminate our equity options programs or if there will be decline in our stock price as a result of which the value of our equity compensation shall be lower, we may have difficulty attracting and retaining employees.

We May Face Increased Competition in our Market.

While there are some companies that offer certain features similar to those embedded in our solutions, as well as others with whom we compete in certain use cases, we believe we do not currently compete with a company that offers the same functionalities that we offer in a single integrated solution. Nevertheless, we do compete against various software vendors that provide various encryption solutions. We may therefore face increased perceived and real competition from other security technologies. In the future, as customer requirements evolve and new technologies are introduced, we may experience increased competition if established or emerging companies develop solutions that address the encryption market. Furthermore, because we operate in a relatively new and evolving area, we anticipate that competition will increase based on customer demand for these types of products. In particular, if a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles, lower renewal rates and loss of market share.
In addition, our current or prospective channel partners may establish cooperative relationships with any future competitors. These relationships may allow future competitors to rapidly gain significant market share. These developments could also limit our ability to obtain revenues from existing and new customers.
Our ability to compete successfully in our market will also depend on a number of factors, including ease and speed of product deployment and use, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to successfully address current or future competition in any one of these or other areas may reduce the demand for our products and adversely affect our business, results of operations and financial condition.

Our Success Depends in Part on Generating Sales to Customers in the Public Sector.

We anticipate deriving a portion of our revenues from contracts with federal, state, local and foreign governments and government-owned or -controlled entities (such as public health care bodies, educational institutions and utilities), which we refer to as the public sector herein. We believe that the success and growth of our business will continue to depend on our ability to procure public sector contracts. Selling to public sector entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that our efforts will produce any sales. Government demand and payment for our products and services may be impacted by public sector budgetary cycles, or lack of, and funding authorizations, including in connection with an extended government shutdown, with funding reductions or delays adversely affecting public sector demand for our products. Factors that could impede our ability to derive revenue from public sector contracts include:

- changes in public sector fiscal or contracting policies;
- decreases or elimination of available public sector funding;
- changes in public sector programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- potential delays or changes in the public sector appropriations or other funding authorization processes;
- the requirement of contractual terms that are unfavorable to us, such as most-favored-nation pricing provisions; and

and
• delays in the payment of our invoices by public sector payment offices.
Furthermore, we must comply with laws and regulations relating to public sector contracting, which affect how we and our channel partners do business in both the United States and abroad. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, and temporary suspension or permanent debarment from public sector contracting.
Moreover, governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to buy our products, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit uncovers improper or illegal activities.
The occurrence of any of the foregoing could cause public sector customers to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business, operations and financial results.

We Have Been Growing and Expect to Continue to Invest in our Growth for the Foreseeable Future. If we Fail to Manage this Growth Effectively, our Business and Results of Operations will be Adversely Affected.
We intend to continue to grow our business and plan to continue to hire new sales and engineering employees either for expansion or replacement of existing personnel. If we cannot adequately and timely hire new employees and if we fail to adequately train these new employees, including our sales force, engineers and customer support staff, which processes have become more challenging during the COVID-19 period, our sales may not grow at the rates we project and/or our sales productivity might suffer, our customers might decide not to renew or reduce the scope of their original purchases, or our customers may lose confidence in the knowledge and capability of our employees or products. We must successfully manage our growth to achieve our objectives. We cannot provide any assurance that our business will continue to grow at the same rate, or at all.
Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following:

• adequately and timely recruit, train, motivate and integrate new employees, including our sales force and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan, especially during this challenging period of the COVID-19 pandemic;
• satisfy existing customers and attract new customers;
• successfully introduce new products and enhancements;
• effectively manage existing channel partnerships and expand to new ones;
• improve our key business applications and processes to support our business needs;
• enhance information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our growing customer base;
• enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results;
• protect and further develop our strategic assets, including our intellectual property rights; and
• make sound business decisions in light of the scrutiny associated with operating as a public company and the increased strain and pressures associated with COVID-19.

These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. There are no guarantees we will be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

The Business Projections are Only Estimates. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, or that the Company will be able to provide the service at a level that allows it to make a profit and still attract business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the

control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us

that were conducted in the market.

Company

Atakama Inc.

Delaware Corporation
Organized March 2014
23 employees
535 Fifth Avenue
New York NY 10017 http://www.atakama.com

Business Description

Refer to the Atakama profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Atakama has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filed Form C in 2022

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less